                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------

                 (Translation of registrant's name into English)

             3, AVENUE ANDRÉ MALRAUX, 92300 LEVALLOIS-PERRET, FRANCE
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F      x                             Form 40-F
                       ---                                        ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No        x
                    ---                                        ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No        x
                    ---                                        ---

Indicate by check mark whether the  registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                                          No        x
                    ---                                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Enclosure:

         English translation of French language Update dated 27 January 2005
(the "French Update") of the Reference Document (DOCUMENT DE REFERENCE) in the
form of an annual report filed with the French Autorité des marchés financiers on 17 June 2004 under number D.04-0947.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: February 1, 2005                         By:     /s/ Henri Poupart-Lafarge
                                                       -------------------------
                                               Name:   Henri Poupart-Lafarge
                                               Title:  Chief Financial Officer

        A French SOCIÉTÉ ANONYME with share capital of €1,923,823,081.60
   Registered office: 3, avenue AndrÉ Malraux, 92300 Levallois-Perret, France
         Nanterre Registry of Commerce and Companies number 389 058 447

                          UPDATE DATED 27 JANUARY 2005
                OF THE REFERENCE DOCUMENT (DOCUMENT DE RÉFÉRENCE)
                         IN THE FORM OF AN ANNUAL REPORT

              FILED WITH THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS
                     ON 17 JUNE 2004 UNDER NUMBER D.04-0947

Copies  of this  update  to the  reference  document,  as well as  copies of the reference  document for the 2004 fiscal year , are available free of charge from
the   registered   office  of   ALSTOM,   3,   avenue   André   Malraux,   92300
Levallois-Perret,   France,   as  well  as  on  the  Internet  sites  of  ALSTOM
(www.alstom.com) and the AUTORITÉ DES MARCHÉS FINANCIERS (www.amf-france.org).

                                TABLE OF CONTENTS

CHAPTER 1.  ASSETS - FINANCIAL POSITION - FINANCIAL RESULTS ...................1

1.1   Orders & sales for the first nine months 2004/05 (1st April 2004 -
      31st December 2004) .....................................................1

1.2   Consolidated financial statements as of and for the six months ended 30 September 2004 .................................................1

      1.2.1   Management discussion and analysis on interim consolidated financial statements for the half-year Ended 30 September
              2004 ............................................................1

      1.2.2   Interim consolidated financial statements for the
              half-year ended 30 September 2004 ...............................1

      1.2.3   Review report of the independent auditors on the
              consolidated financial statements as of and for the

2.3   Potential share capital - Securities granting rights to our

4.1   Composition of the Board of Directors and its committees

CHAPTER 6.  PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT
            AND PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL
            STATEMENTS .......................................................44

6.1   Person responsible for the update of the Reference Document ............44

6.2   Attestation of the person responsible for the update of the
      Reference Document .....................................................44

6.3   Persons responsible for auditing the financial statements ..............44

6.4   Attestation of the persons responsible for auditing the
      financial statements ...................................................45

                                   CHAPTER 1

                 ASSETS - FINANCIAL POSITION - FINANCIAL RESULTS

1.1   ORDERS & SALES FOR THE FIRST NINE MONTHS 2004/05 (1ST APRIL 2004 -
      31ST DECEMBER 2004)

      This information, which appears in the French Update, is omitted from this document. The omitted information consists of the press release dated 13 January
2005, "Orders & Sales for the First Nine Months 2004/05 (1st April 2004 - 31st
December 2004)", which is included in the Form 6-K submitted by ALSTOM to the
U.S. Securities and Exchange Commission (the "SEC") on 14 January 2005.

1.2   CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED
      30 SEPTEMBER 2004

1.2.1 MANAGEMENT DISCUSSION AND ANALYSIS ON INTERIM CONSOLIDATED FINANCIAL
      STATEMENTS FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2004

      This information, which appears in the French Update, is omitted from this document. The omitted information consists of the Management Discussion and
Analysis on Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004, which is included in the Form 6-K submitted by ALSTOM to the SEC on 22 November 2004 (the "Half-Year 6-K").

1.2.2 INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED
      30 SEPTEMBER 2004

      This information, which appears in the French Update, is omitted from this document. The omitted information consists of the Interim Consolidated Financial
Statements for the Half-Year Ended 30 September 2004, which are included in the
Half-Year 6-K.

1.2.3 REVIEW REPORT OF THE INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL
      STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

      (FREE TRANSLATION OF A FRENCH LANGUAGE ORIGINAL PREPARED FOR CONVENIENCE
PURPOSE ONLY. ACCOUNTING PRINCIPLES AND AUDITING STANDARDS AND THEIR APPLICATION
IN PRACTICE VARY FROM ONE COUNTRY TO ANOTHER. THE ACCOMPANYING FINANCIAL
STATEMENTS ARE NOT INTENDED TO PRESENT THE FINANCIAL POSITION, RESULTS OF
OPERATIONS AND CASH FLOWS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES AND PRACTICES
GENERALLY ACCEPTED IN COUNTRIES OTHER THAN FRANCE. IN ADDITION, THE PROCEDURES
AND PRACTICES FOLLOWED BY THE INDEPENDENT AUDITORS IN FRANCE WITH RESPECT TO
SUCH FINANCIAL STATEMENTS INCLUDED IN A PROSPECTUS MAY DIFFER FROM THOSE
GENERALLY ACCEPTED AND APPLIED BY AUDITORS IN OTHER COUNTRIES. ACCORDINGLY, THE
FRENCH FINANCIAL STATEMENTS AND THE AUDITORS' REPORT - OF WHICH A TRANSLATION IS
PRESENTED IN THIS DOCUMENT FOR CONVENIENCE ONLY - ARE FOR USE BY THOSE

KNOWLEDGEABLE ABOUT FRENCH ACCOUNTING PROCEDURES, AUDITING STANDARDS AND THEIR
APPLICATION IN PRACTICE.)

BARBIER FRINAULT & AUTRES                   DELOITTE & ASSOCIES
ERNST & YOUNG                               185, avenue Charles-de-Gaulle
41, rue Ybry                                B.P. 136
92576 Neuilly-sur-Seine Cedex               92203 Neuilly-sur-Seine Cedex

               INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS

                  PERIOD FROM 1 APRIL 2004 TO 30 SEPTEMBER 2004

      Pursuant to article L. 232-7 of the French Commercial Code (CODE DE
COMMERCE), we have reviewed the accompanying interim consolidated financial statements of ALSTOM ("the Group") covering the period from 1 April 2004 to 30
September 2004 and the information contained in the half year management report.

      The interim consolidated financial statements are the responsibility of the board of directors. Our responsibility is to issue a report on them based on our review.

      We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform limited procedures, to obtain moderate assurance, which is less than obtained in an audit, as to whether the interim consolidated financial statements are free of material misstatement. We have not performed an audit, as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information as we deemed necessary.

      Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 September 2004 and of the results of its operations for the six month period then ended.

      Without qualifying our conclusion expressed above, we draw your attention to the matter disclosed in the Note 2(a) of the notes to the interim consolidated financial statements related to the first time application by the group of a new French accounting standard "Règlement CRC 2004-03" of 4 May 2004.

      We have also reviewed, in accordance with professional standards applicable in France, the information contained in the management report accompanying the interim consolidated financial statements.

      We have no comment to make as to its consistency with the interim consolidated financial statements or the fair presentation of the information contained in the management report.

                       Neuilly-sur-Seine, 18 November 2004

                            The Independent Auditors

-----------------------------------          -----------------------------------
    BARBIER FRINAULT & AUTRES                         DELOITTE & ASSOCIES
         ERNST & YOUNG

       Gilles Puissochet                                   Alan Glen

1.3   CURRENT STATE OF FINANCING AGREEMENTS

      Further to the financing package that was signed on 27 May 2004 and approved by the European Commission on 7 July 2004, and the unanimous agreement of our lenders obtained on 21 June 2004 relating to a new set of financial covenants and other amendments to our credit facilities, on 24 December 2004 we finalised a further set of amendments to our credit facilities (syndicated and bilateral lines of credit) with our lenders. These amendments reflect, among other matters:

       o  the reduction of credit lines pursuant to the August 2004 capital increase reserved for certain of our creditors and carried out by way of set-off against indebtedness held by those creditors; and

       o  modification of the definition of the covenants relating to "Maximum total debt" and "Minimum interest cover" in order to take into account the consolidation of several special purpose entities (see the Interim
          Consolidated Financial Statements for the Half-Year Ended 30 September
          2004 which are included in the Half-Year 6-K).

      In addition, we signed a new secured, two-year bonding programme of up to
€8.0 billion on 27 July 2004 that amended and restated our Bonding Facility (as defined hereinafter). The Bonding Facility is now a revolving facility, meaning that amounts committed for bonds are freed up and can be reused as those bonds are cancelled. Our core banks are committed to providing a total of €6.6 billion under the Bonding Facility, which includes the bonds already issued under the
Bonding Facility prior to its amendment. The remainder that we are seeking to syndicate in order to reach a total of €8.0 billion is being proposed to other financial institutions. As of today, these other financial institutions have committed to provide an additional amount of approximately €255 million.
Depending on the amount that we ultimately syndicate, we estimate that the
Bonding Facility will cover our needs for a period of between 18 and 24 months as from the signing of the programme in July 2004. The financial institutions that issue bonds under the Bonding Facility benefit from a guarantee package, including collateral of €700 million that we have posted. See also Note 18 to the Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004 which are included in the Half-Year 6-K.

                                   CHAPTER 2

                                  SHARE CAPITAL

2.1   SHARE CAPITAL

      As of 31 March 2004, our share capital amounted to €1,320,821,965.00, comprised of 1,056,657,572 shares of €1.25 par value each.

      As of 31 December 2004, our share capital amounted to €1,923,823,081.60, comprised of 5,496,637,376 fully-paid shares of €0.35 par value each, following:

       o  The issuance of 240 million shares to redeem the TSDDRA (TITRES
          SUBORDONNÉS À DURÉE DÉTERMINÉE REMBOURSABLES EN ACTIONS, or
          subordinated bonds redeemable in shares) on 7 July 2004 and the issuance of 8,794,489 shares between 1 April 2004 and 9 July 2004 to redeem 8,794,489 subordinated bonds of another class, which resulted in an increase in our share capital from €1,320,821,965.00 to
          €1,631,815,076.25;

       o  A decrease in our share capital approved by the ordinary and extraordinary shareholders' meeting of 9 July 2004, which reduced our share capital from €1,631,815,076.25 to €456,908,221.35. This reduction, which was justified by the losses we had incurred, was carried out by way of a reduction in the par value of our shares from €1.25 to €0.35;

       o  The consummation of two capital increases in August 2004 increased our share capital to €1,904,251,240.15 through the issuance of
          1,305,452,061 shares of €0.35 par value each. These two transactions were (i) a capital increase with preferential subscription rights in a nominal amount of €1,279,343,018.80, or €1,508,350,193.30 including issue premium and (ii) a capital increase in a nominal amount of
          €168,000,000.00, or €240,000,000.00 including issue premium;

       o  the redemption of 4,860,984 of our 2% December 2003/December 2008 ORA
          (OBLIGATIONS REMBOURSABLES EN ACTIONS, or bonds mandatorily redeemable in shares) since 16 August 2004, which has given rise to the issuance of 6,104,903 new shares;

       o  the consummation of a capital increase, decided by the Board of
          Directors on 17 September 2004, reserved for our employees and in a nominal amount of €17,435,125.40, corresponding to an issuance of
          49,814,644 shares at a par value of €0.35 each.

2.2   AUTHORISED AND UNISSUED SHARE CAPITAL

      The table below sets forth the authorisations (i) to increase our share capital, (ii) to grant stock options to subscribe or purchase shares and (iii)
to repurchase shares that are in force as of 27 January 2005:

                                          ---------------------------------------------------------------------
                                          | Maximum par value     |  Amount remaining  |         Duration      |
                                          |     authorized        |                    |                       |
------------------------------------------|-----------------------|--------------------|-----------------------|
|Issuance of shares or other securities   | €66,040,000           | €48,604,875        | 9 September 2006 (26  |
|granting rights to our share capital     |                       |                    | months starting from  |
|reserved for members of a group savings  |                       |                    | 9 July 2004)          |
|plan                                     |                       |                    |                       |
|                                         |                       |                    |                       |
|(Ordinary and extraordinary              |                       |                    |                       |
|shareholders' meeting of 9 July 2004,    |                       |                    |                       |
|Resolution n° 17)                        |                       |                    |                       |
|-----------------------------------------| ----------------------|--------------------|-----------------------|
|Authorisation to grant stock options to  | Increase in share     | 164,111,868        | 9 September 2007 (38  |
|subscribe or purchase shares             | capital: 5% of the    | shares (1)         | months starting from  |
|                                         | share capital at the  |                    | 9 July 2004)          |
|(Ordinary and extraordinary              | date the options are  |                    |                       |
|shareholders' meeting of 9 July 2004,    | granted by the Board  |                    |                       |
|Resolution n° 18)                        | of Directors          |                    |                       |
|-----------------------------------------|-----------------------|--------------------|-----------------------|
|Authorisation to repurchase shares       | 105,665,757 shares    | 105,665,757        | Until the date of the |
|                                         |                       | shares             | shareholders' meeting |
|(Ordinary and extraordinary              |                       |                    | held to approve the   |
|shareholders' meeting of 9 July 2004,    |                       |                    | financial statements  |
|Resolution n° 10)                        |                       |                    | for the 2005 fiscal   |
|                                         |                       |                    | year                  |
 --------------------------------------------------------------------------------------------------------------

     (1) On the basis of the share capital as of 31 December 2004.

2.3   POTENTIAL SHARE CAPITAL - SECURITIES GRANTING RIGHTS TO OUR SHARE CAPITAL

      The redemption ratio of the ORA was changed to take into account the capital increase with preferential subscription rights consummated on 13 August
2004. As a result, since 16 August 2004, each ORA entitles the holder to subscribe 1.2559 ALSTOM shares.

      As of 31 December 2004, 95,075,983 of the ORA were still outstanding.

      Based on the total number of outstanding stock options as of 31 December
2004 (being 122,836,626 options), the increase in share capital that could result from the exercise of all of these options would amount to €42,992,819.10 (see paragraph 4.3 "Stock option plans").

      The redemption of these outstanding ORA and the exercise of these options could result in a dilution of approximately 4.4% to our share capital as of 31
December 2004.

      We do not have any other securities that grant rights to our share capital.

2.4   BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

      The table below indicates, to the knowledge of the Company and based on notifications received since the consummation of the capital increases referenced in the preceding paragraph, holdings in our share capital and voting rights by shareholders with more than 0.5% of our share capital and voting rights as of 31 December 2004:

                                           ----------------------------------------------
                                           | Number of shares  | % of share capital     |
                                           |                   | and voting rights (2)  |
                                           |                   |                        |
 ------------------------------------------|-------------------|------------------------|
| Public                                   |    3,902,096,049  |                70.99%  |
|------------------------------------------|-------------------|------------------------|
| Republic of France                       |    1,162,049,763  |                21.14%  |
|------------------------------------------|-------------------|------------------------|
| BNP PAM group                            |       85,548,348  |                 1.56%  |
|------------------------------------------|-------------------|------------------------|
| CREDIT AGRICOLE group                    |       78,235,951  |                 1.42%  |
|------------------------------------------|-------------------|------------------------|
| Fradim group                             |       50,000,000  |                 0.91%  |
|------------------------------------------|-------------------|------------------------|
| SOCIETE GENERALE group                   |       46,173,652  |                 0.84%  |
|------------------------------------------|-------------------|------------------------|
| Morgan Stanley & Co International Ltd    |       30,982,864  |                 0.56%  |
|------------------------------------------|-------------------|------------------------|
| Employees (1)                            |       58,838,936  |                 1.07%  |
|------------------------------------------|-------------------|------------------------|
|                                          |                   |                        |
|                   TOTAL                  |    5,496,637,376  |               100.00%  |
-----------------------------------------------------------------------------------------

(1) shares held by employees and former employees of the ALSTOM group.
(2) % of share capital has been calculated on the basis of our share capital as of 31 December 2004 and not on the basis of our share capital as of the notification date.

2.5      CHANGES IN SHARE CAPITAL SINCE 31 MARCH 2004

                                                             NOMINAL AMOUNT
                                                             OF THE CAPITAL        PAID-IN       RESULTING
                                              NUMBER OF      INCREASE OR           CAPITAL       TOTAL NUMBER      TOTAL AMOUNT
                                            SHARES ISSUED    CAPITAL REDUCTION     AMOUNT        OF SHARES         OF SHARE CAPITAL
                                            -------------    -----------------     -------       ------------      ----------------

31 MARCH 2004                                                                                    1,056,657,572     1,320,821,965.00

Increase in share capital resulting            8,794,489      10,993,111.25      1,319,173.35    1,065,452,061     1,331,815,076.25
from the exercise of ORA

Increase in share capital resulting          240,000,000     300,000,000.00         --           1,305,452,061     1,631,815,076.25
from the redemption of TSDDRA

Reduction in share capital by way of           --          1,174,906,854.90         --           1,305,452,061       456,908,221.35
reduction in the par value of the
shares from €1.25 to €0.35

                                                             NOMINAL AMOUNT
                                                             OF THE CAPITAL        PAID-IN       RESULTING
                                              NUMBER OF      INCREASE OR           CAPITAL       TOTAL NUMBER      TOTAL AMOUNT
                                            SHARES ISSUED    CAPITAL REDUCTION     AMOUNT        OF SHARES         OF SHARE CAPITAL
                                            -------------    -----------------     -------       ------------      ----------------

Capital increase reserved for certain        480,000,000     168,000,000.00     72,000,000.00    1,785,452,061       624,908,221.35
lenders

Capital increase with preferential         3,655,265,768   1,279,343,018.80    229,007,174.50    5,440,717,829     1,904,251,240.15
subscription rights

Increase in share capital resulting              603,762         211,316.70        461,721.32    5,441,321,591     1,904,462,556.85
from the exercise of ORA

Capital increase reserved for employees       49,814,644      17,435,125.40            -         5,491,136,235     1,921,897,682.25

Increase in share capital resulting            5,501,141       1,925,399.35      4,206,937.16    5,496,637,376     1,923,823,081.60
from the exercise of ORA

31 DECEMBER 2004                                                                                 5,496,637,376     1,923,823,081.60

2.6   SHAREHOLDER AGREEMENTS

      To our knowledge, there are no shareholder agreements relating to our share capital.

2.7   VOLUME AND SHARE PRICES ON EURONEXT PARIS

------------------------------------------------------------------------------------------------------------------------
| MONTH   |   TOTAL VOLUME IN  |  DAILY AVERAGE |  TOTAL VOLUME   |  DAILY AVERAGE | OPENING    | HIGH      | LOW       |
|         |        SHARES      |    VOLUME IN   |  IN € THOUSANDS |     AMOUNT     | PRICE ON   | PRICE OF  | PRICE OF  |
|         |                    |      SHARES    |                 |  IN € THOUSANDS| THE LAST   | THE MONTH | THE MONTH |
|         |                    |                |                 |                | DAY OF THE | IN €      | IN €      |
|         |                    |                |                 |                | MONTH      |           |           |
|         |                    |                |                 |                | IN €       |           |           |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|2004     |                    |                |                 |                |            |           |           |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|January  |     1,043,799,006  |   49,704,715   |  1,627,596.43   |    77,504.59   |   1.68     |     1.77  |     1.26  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|February |     1,479,319,255  |   73,965,963   |  3,053,978.38   |   152,698.92   |   2.25     |     2.51  |     1.48  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|March    |       966,600,351  |   42,026,102   |  1,835,511.40   |    79,804.84   |   2.03     |     2.34  |     1.57  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|April    |       370,644,409  |   18,532,223   |    681,186.18   |    34,059.31   |   1.70     |     2.08  |     1.58  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|May      |     1,179,553,511  |   56,169,215   |  1,419,365.51   |    67,588.83   |   0.96     |     1.67  |     0.92  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|June     |       875,573,151  |   39,798,780   |    763,916.15   |    34,723.46   |   0.94     |     1.09  |     0.66  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|July     |     1,622,514,065  |   73,750,639   |  1,047,003.11   |    47,591.05   |   0.46     |     0.74  |     0.42  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|August   |     1,660,834,700  |   75,492,486   |    668,597.17   |    30,390.69   |   0.43     |     0.46  |     0.31  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|September|     1,251,941,553  |   56,906,434   |    577,609.28   |    26,254.96   |   0.47     |     0.50  |     0.40  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|October  |     1,498,639,180  |   71,363,770   |    780,945.35   |    37,187.87   |   0.52     |     0.57  |     0.46  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|November |     2,936,220,377  |  133,464,563   |  1,597,811.03   |    72,627.77   |   0.57     |     0.62  |     0.45  |
|---------|--------------------|----------------|-----------------|----------------|------------|-----------|-----------|
|December |       651,322,433  |   28,318,367   |    361,340.92   |    15,710.47   |   0.56     |     0.57  |     0.54  |
------------------------------------------------------------------------------------------------------------------------|
         Source: Euronext Paris ("BROCHURE EMETTEUR").

                                   CHAPTER 3

                                      RISKS

3.1   RISK FACTORS

      ALTHOUGH WE HAVE EXPERIENCED A RECOVERY IN SOME OF OUR MARKETS AND A
RETURN OF CUSTOMER CONFIDENCE SINCE THE SECOND HALF OF FISCAL YEAR 2004 AND
CONTINUING IN FISCAL YEAR 2005, PRIOR TO THAT TIME THE LEVEL OF OUR ORDERS
RECEIVED WAS AFFECTED DURING THE FIRST HALF OF FISCAL YEAR 2004 BY DIFFICULT
MARKET CONDITIONS AND UNCERTAINTIES REGARDING OUR FINANCIAL CONDITION. IF THIS
RECOVERY IS NOT SUSTAINED IN THE LONGER TERM, IT COULD HAVE AN ADVERSE IMPACT ON
OUR RESULTS, AND OUR ORDERS MIGHT NOT RETURN TO PRIOR LEVELS.

      Orders received during the first half of fiscal year 2005 increased on a comparable basis by 51% compared with the first half of fiscal year 2004 (12% on an actual basis). Over fiscal year 2004, orders received remained globally stable compared with fiscal year 2003 on a comparable basis (+1% on a comparable basis and -14% on an actual basis) thanks to an increase in orders received following the announcement of our financing plan in September 2003. During the first half of fiscal year 2004, orders decreased on a comparable basis by 23%
and 7% compared with the first and second halves of fiscal year 2003 respectively (29% and 13% respectively on an actual basis).

      Our orders and sales depend on the level of private and public infrastructure spending, which has historically been significantly impacted by the rate of growth in gross domestic product. Poor economic and political conditions or downturns in broad economic trends in our markets therefore have a negative effect on our orders, sales, results and financial condition. The level of infrastructure spending is also significantly affected by customers'
expectations about a variety of other factors, such as their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalisation of infrastructure services. Although short-term changes in gross domestic product may affect our orders received, in the past such changes have had less of an impact on our sales due to the length of our product delivery cycles and the size of our order backlog.

      In addition to difficult market conditions, the uncertainty resulting from our financial condition may have led to some customers delaying or not placing orders with us. Improvement in our results of operations, cash flow and financial condition in general depends on our ability to restore our level of orders, but we may not be successful in doing so. Even if our orders recover relatively quickly, our sales and income in subsequent years may be lower than has been the case in recent periods. If we do not have a sustained recovery in our orders, we may have to undertake additional restructuring and bear additional costs in order to achieve acceptable operating margins which may have a material adverse effect on our results of operations, financial condition and prospects.

      DIFFICULTIES IN SECURING SUFFICIENT SOURCES OF BONDS MAY JEOPARDISE OUR
ABILITY TO OBTAIN NEW ORDERS AND TO RECEIVE ADVANCES AND PROGRESS PAYMENTS FROM
CUSTOMERS.

      It is customary in our businesses to post bonds issued by banks (in particular: bid bonds, advance payment bonds, performance bonds, warranty bonds)
and by insurance companies (surety bonds). In posting such bonds, we are required to seek out third parties (banks and insurance companies), to issue bonds as a condition to bidding, entering into commercial contracts with our clients or receiving advances and progress payments from them. The amount of such bonds is often significant, averaging in total approximately 25% of the price of the contracts signed.

      Bonding capacity is dependent in part on market conditions. Some bond providers have reduced or stopped further bond issuances in order to maintain their credit ratings. Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in reduced available capacity and higher pricing for these instruments. In the past, we have at times faced a significant decrease of the bonding capacity of the market generally.
Moreover, we have in the past also experienced difficulty obtaining bonds at times when financial institutions were reluctant to increase their financial exposure to our Group in light of our financial situation at the time.

      On 29 August 2003 we signed a €3,500 million bonding facility (which was amended on 1 October 2003 and on 18 February 2004), counter-guaranteed by the
French State at the level of 65% (the "Bonding Facility"). As part of our financing package announced in May 2004, we signed a new secured, two-year bonding programme of up to €8.0 billion on 27 July 2004 that amended and restated our Bonding Facility. The Bonding Facility is now a revolving facility, meaning that amounts committed for bonds are freed up and can be reused as those bonds are cancelled. Our core banks are committed to providing a total of €6.6 billion under the Bonding Facility, which includes the bonds already issued under the Bonding Facility prior to its amendment. The remainder that we are seeking to syndicate in order to reach a total of €8.0 billion is being proposed to other financial institutions. As of today, these other financial institutions have committed to provide an additional amount of approximately €255 million.
Depending on the amount that we ultimately syndicate, we estimate that the bonding programme will cover our needs for a period of between 18 and 24 months as from the signing of the programme in July 2004. The financial institutions that issue bonds under the Bonding Facility benefit from a guarantee package, including collateral of €700 million that we have posted.

      Given our credit profile and the bonding capacity of the market, which remains limited, we can give no assurance that we will be successful in the negotiations of the remainder of our bonding requirements with other financial institutions, or that we will be able to raise sufficient bonding capacity allowing us to cover our bonding needs adequately once the Bonding Facility is no longer available, or in the long term. Our inability to secure new sources of bonding could seriously jeopardize our ability to win new contracts, sustain our commercial operations and have a material adverse impact on our results of operations and financial condition. See also "Management Discussion and Analysis on Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004--Main events of the first half of fiscal year 2005" which is included in the Half-Year 6-K.

      OUR LINES OF CREDIT AND CERTAIN OF OUR OTHER FINANCING AGREEMENTS CONTAIN
FINANCIAL COVENANTS THAT WE MAY BE UNABLE TO MEET OR RENEGOTIATE IN THE FUTURE.

      Our ability to maintain and obtain financing depends largely upon our financial condition.

      Our Bonding Facility referred to in the risk factor "--Difficulties in securing sufficient sources of bonds may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers", our subordinated debt facility of €1,563 million originally signed on 30 September
2003, as amended on 24 December 2004, now in the amount of €1,320 million (the
"Subordinated Debt Facility"), the syndicated credit facility as renegotiated on
24 December 2004, currently in the amount of €703.5 million (the "Syndicated
Credit Facility") and certain of our other financing agreements contain covenants requiring us to maintain compliance with pre-established financial ratios ("covenants"). See Note 15 to the Interim Consolidated Financial
Statements for the Half-Year Ended 30 September 2004 which are included in the
Half-Year 6-K.

      In addition to covenants, most of our financing agreements and debt securities, including the new bonds to be issued in the exchange offer and the primary bond offering (the "New Bonds"), contain cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings under one agreement may result in all or a significant part of our other debt becoming immediately repayable. Such an event could also prevent us from drawing upon our credit lines because those credit lines contain conditions to drawing.
If the debt under our financial agreements were to be accelerated, we might not have the funds required to immediately repay this debt.

      Our ability to meet our financial covenants depends on our ability to continue restoring our levels of activity and margins, manage our indebtedness and maintain sufficient net worth, each of which could be adversely affected by events beyond our control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable. Although we would attempt to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

      WE HAVE UNFUNDED LIABILITIES WITH RESPECT TO OUR PENSION PLANS AND OTHER
POST-RETIREMENT BENEFITS.

      We have obligations to our employees and former employees relating to retirement and other post-retirement indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labour agreements, specific conventions and applicable local legal requirements.
Retirement indemnities in France are funded from current cashflows, and there is no legal requirement to maintain assets to fund these liabilities.

      In the United States, the United Kingdom and elsewhere, liabilities arise pursuant to labour agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets in off balance sheet trusts to fund their liabilities. As a result of stock market declines in fiscal year 2003, the market value of the assets in our pension plans declined.
The stock market revival beginning in fiscal year 2004 led to an increase in the market value of the assets held in our funded pension plans, which remains, however, significantly below the related projected benefit obligations.

      With respect to retirement, termination and post-retirement benefits, we had projected benefit obligations of €3,633 million and plan assets of €2,263 million as of 31 March 2004. At the same date, we have recognised €485 million of net liabilities in respect of our pension plans and other post-retirement benefit arrangements. The unrecognised liabilities, which amounted to €885 million, will be amortised over the average working lives of the active members of the plans, in compliance with the accounting standards used for the preparation of our consolidated financial statements. As of 30 September 2004, on the basis of the actuarial hypothesis used for the close of fiscal year 2004, we had €496 million of net liabilities in respect of our pension plans and other post-retirement benefit arrangements and €888 million of unrecognised and as yet unamortised actuarial losses. A new evaluation of our pension liabilities will be carried out for the close of fiscal year 2005.

      In addition, pursuant to certain of our defined benefit schemes, we are committed to providing cash to cover any differences between the market value of the plan's assets and required levels for such schemes over a defined period. We can give no assurance that these commitments or other scheme obligations may not have any adverse impact on our cashflows.

      Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including, in particular, discount rates, long-term rates of return on invested plan assets, rates of increase in compensation levels and rates of mortality. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be unfavourably or favourably impacted by the funding of these obligations.

      Based on International Financial Reporting Standards ("IFRS"), that we will be obliged to adopt for fiscal year 2006, we may elect either to recognise all cumulative actuarial gains and losses at the time of transition (i.e. 1

April 2005) or to split these cumulative actuarial gains and losses from the date of inception of the plans until the date of transition to IFRS into a recognised and unrecognised portion, the unrecognised portion to be recognised over the average working lives of the members of the plans. Recognition of all cumulative actuarial gains and losses in our fiscal year 2006 consolidated accounts would have a material impact on the Group balance sheet.

      Further details on the methodology used to assess pension assets and liabilities together with the annual pension costs are included in "Item 5.
Operating and Financial Review and Prospects--Liquidity and capital resources--Pension accounting" and in Note 21 to the Consolidated Financial
Statements as of and for the Fiscal Year Ended 31 March 2004, which are included in our annual report on Form 20-F for the financial year ended 31 March 2004 filed with the SEC on 17 June 2004 (the "2004 20-F"), and in Note 14 to the
Interim Consolidated Financial Statements for the Half-Year Ended 30 September
2004, which are included in the Half-Year 6-K.

      IF WE DO NOT ACHIEVE OUR FORECAST INCOME OR CASH FLOW, WE MAY BE LED TO
REVIEW THE VALUATION OF CERTAIN ASSETS AND HAVE TO DEPRECIATE THEM.

      Our deferred tax assets-net amounted to €1,531 million as of 31 March 2004 and to €1,510 million as of 30 September 2004. These valuations have been established on the basis of our business plan for each country.

      If our income per country is below our forecasts and if consequently we do not make sufficient taxable income in certain countries to allow tax losses carried forward to be used before their expiry, we would be obliged to review the valuation of these assets and, as appropriate, to book a valuation allowance for them. We had valuation allowances of €730 million as of 31 March 2004 and of
€704 million as of 30 September 2004. Comprehensive Group wide forecasts of taxable profits by jurisdiction have not been revised at 30 September 2004 and we consider that the basis upon which we made a conclusion as to the recoverability of deferred tax assets at 31 March 2004 remains unchanged. See
Note 6 to the Interim Consolidated Financial Statements for the Half-Year Ended
30 September 2004 which are included in the Half-Year 6-K. A further detailed review of the recoverability of deferred tax assets will be conducted for the close of fiscal year 2005. Any requirement for further valuation allowances may have a material adverse effect on our balance sheet and results.

      Moreover, goodwill and other intangible assets are shown in our consolidated balance sheet for the amounts of €4,380 million and €5,608 million respectively as at 31 March 2004 and 31 March 2003. As at these dates, in addition to our normal annual internal review, we requested an independent third-party expert to provide a report as part of the impairment tests performed annually on goodwill and other intangible assets. This valuation supported our opinion that goodwill and other intangible assets did not have to be depreciated beyond annual amortisation. If in the future our own valuations (or those which could be led by an independent expert) conclude that the net book value of goodwill and intangible assets is greater than the "fair value" of these assets
(this concept being presented in Note 6 to the Interim Consolidated Financial
Statements for the Half-Year Ended 30 September 2004 which are included in the
Half-Year 6-K and Note 7 to the Consolidated Financial Statements as of and for
the Fiscal Year Ended 31 March 2004 which are included in the 2004 20-F), we would be obliged to depreciate these assets beyond normal annual amortisation, which could have a material adverse effect on our balance sheet and results. At
30 September 2004, we have concluded that triggering events have not occurred that would lead to impairment testing. See "Management Discussion and Analysis on Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004--Financial statements--Income statement" and Notes 2(j), 2(q) and
7 to the Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004, which are included in the Half-Year 6-K.

      In certain circumstances, there can be differences arising between French
GAAP and U.S. GAAP as a result of interpretation of U.S. accounting rules. In the fiscal year ended 31 March 2004, the Group in interpreting U.S. accounting rules, concluded that a full valuation allowance for net deferred tax assets is required under FAS 109 "Accounting for Income Taxes". Net deferred tax assets accordingly were subject to a full valuation allowance in the U.S. GAAP accounts for the year ended 31 March 2004 but not in the French GAAP accounts. This interpretive judgement under U.S. GAAP reflected the uncertainty surrounding the implementation of the financing package and the resultant issues concerning the financial condition of the Group and produced an uncertainty which led to the requirement to take a valuation allowance against all the net deferred tax assets of the Group. Other than in these circumstances, differences in deferred tax accounting between French and U.S. GAAP should not be material. See "Item 5.
Operating and Financial Review and Prospects--Significant differences between accounting principles generally accepted in France and in the U.S." which is included in the 2004 20-F.

      WE WILL BE OBLIGED TO ADOPT NEW ACCOUNTING STANDARDS FOR OUR FISCAL YEAR
BEGINNING 1 APRIL 2005 THAT WILL MATERIALLY IMPACT THE PRESENTATION OF OUR
CONSOLIDATED FINANCIAL STATEMENTS AND OUR FINANCIAL REPORTING.

      We currently prepare our consolidated financial statements in accordance with French GAAP and prepare a reconciliation to U.S. GAAP of stockholders'
equity, net income and certain other financial information. In June 2002, the
Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply IFRS in preparing their financial statements for fiscal years beginning on or after 1
January 2005. IFRS emphasises the principle of the fair value of a company's assets and liabilities. Applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, valuation and depreciation of goodwill and intangible assets, accounting for development costs, tangible assets' fair value, accounting for pensions and other post-retirement benefits, marketable securities and derivative financial instruments as well as classification of debt and equity. Further details are provided in "Item 5. Operating and Financial Review and Prospects--Transition to
international financial reporting standards" which is included in the 2004 20-F, as well as in "Management Discussion and Analysis on Interim Consolidated
Financial Statements for the Half-Year Ended 30 September 2004--Transition to
international financial reporting standards" which is included in the Half-Year
6-K and, with respect to the impact of IFRS on the treatment of our pension plan liabilities, in "--We have unfunded liabilities with respect to our pension plans and other post-retirement benefits". This change in accounting rules will not give rise to a change in the intrinsic value of the Group and its activities, but is likely to impact the balance sheet accounting value assigned to certain items. Because our consolidated financial statements prepared in accordance with IFRS would differ, perhaps materially, from our consolidated financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our Group's financial performance and value our publicly traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

      OUR RESULTS, CASH FLOWS AND THE PRICE OF OUR LISTED SECURITIES ARE EXPOSED
TO CURRENCY EXCHANGE RATE MOVEMENTS.

      A significant percentage of our sales and expenditures is effected in currencies other than the euro. The principal currencies to which we had significant exposure in fiscal year 2004 and during the first half of fiscal year 2005 were the U.S. dollar, Pound sterling, Swiss franc, Brazilian real,
Chinese yuan, Indian rupee, Polish zloty and Swedish krona.

      Our policy is to manage transaction exposure as follows:

       o  by matching, as far as possible, the currencies of our sales with the specific currencies in which we incur related costs (or "natural hedge"); and

       o  by hedging remaining exchange rate risks, corresponding to the amounts not covered by the natural hedge.

      We do not specifically hedge our net assets invested in foreign operations. We monitor our market position closely and regularly analyse market valuations. In addition, our central corporate treasury department designs and executes almost all derivatives, except in countries where, due to legal restrictions, forward currency exchange contracts are dealt with locally by our affiliates with local banks.

      For consolidation purposes, the balance sheets of our consolidated foreign subsidiaries are translated into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The balance sheet impact of such translation may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore can significantly affect our financial condition or results of operations.

      Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, U.S. dollar, Pound sterling,
Swiss franc, Mexican peso and Brazilian real) may have the effect of distorting competition between us and those competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Detailed information on currency exchange risk is provided in "Item
5. Operating and Financial Review and Prospects--Impact of exchange rate and interest rate fluctuations" and Note 29 to the Consolidated Financial Statements
as of and for the Fiscal Year Ended 31 March 2004, which are included in the
2004 20-F.

      Our shares trade in euro on the PREMIER MARCHÉ of Euronext Paris. The value of our shares expressed in other currencies could fluctuate as euro exchange rates fluctuate against those currencies. As a consequence, exchange rate fluctuations could affect the amounts that our shareholders receive if they convert dividends or proceeds from sales of our shares into their local currencies.

      WE MAY EXPERIENCE DIFFICULTIES IN IMPLEMENTING OUR RESTRUCTURING
INITIATIVES, WHICH COULD AFFECT OUR RESULTS AND LIMIT OUR ABILITY TO REDUCE OUR
INDEBTEDNESS AND ADAPT OUR PRODUCTION CAPACITY TO OUR ORDER BACKLOG.

      In March 2003, we announced an action plan including cost reduction and operational improvement measures. In fiscal years 2004 and 2005, we have accelerated our restructuring initiatives. Moreover, to adapt our production capacity to our order backlog, we have, in particular, announced the corresponding industrial restructuring plans in all the Sectors, except Marine where pre-retirement programmes are being implemented.

      Our restructuring initiatives are subject to employee consultation in each
Sector, function and country affected. With respect to the restructurings announced in fiscal year 2004, we have completed the implementation of our restructuring plans and achieved approximately 75% of our headcount reduction objectives. New plans have been announced and launched during fiscal year 2005 for more than 1000 positions. See also "Management Discussion and Analysis on
Interim Consolidated Financial Statements for the Half-Year Ended 30 September
2004--Progress on specific operational problems" which is included in the
Half-Year 6-K. We can give no assurance, however, that we will be successful in achieving all our restructuring targets fixed in our action plans. Part of our restructuring plans include the closures of facilities and the reduction of workforce in efforts to cut costs and rationalise our operations.
Restructurings, which entail plant closure may harm our relations with our employees, the local community and third parties and have led, and could lead to further, work stoppages and/or demonstrations.

      These events would in turn adversely affect our operations and results.
Furthermore, if we experience significant difficulties in implementing our overhead reduction initiatives and our operational improvement measures, our business and results could be adversely affected and we might not achieve our annual savings targets according to our planned timetables.

      IF WE ARE UNABLE TO MANAGE OUR WORKING CAPITAL EFFECTIVELY OR NEGOTIATE
SATISFACTORY PAYMENT TERMS WITH OUR CUSTOMERS AND SUPPLIERS, OR IF WE APPLY
EXISTING PROVISIONS MORE QUICKLY THAN EXPECTED, WE MAY BE REQUIRED TO SEEK NEW
SOURCES OF FINANCING IN THE FUTURE.

      The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 50% of our sales. Customer deposits and advances include preliminary cash advances paid by customers as well as customers' progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. Our ability to negotiate and collect customer advances is in large part linked to the confidence that our customers place in us. For more information regarding customer deposits and advances, see "Item 5. Operating and Financial Review and
Prospects--Financial statements--Balance sheet--Customer deposits and advances"
and Notes 12, 13 and 16 to the Consolidated Financial Statements as of and for
the Fiscal Year Ended 31 March 2004, which are included in the 2004 20-F. See also "Management Discussion and Analysis on Interim Consolidated Financial
Statements for the Half-Year Ended 30 September 2004--Financial
statements--Balance sheet--Customer deposits and advances" and Note 11 to the
Interim Consolidated Financial Statements for the Half-Year Ended 30 September
2004, which are included in the Half-Year 6-K.

      Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. As a result, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

      We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our subcontractors or suppliers. Our ability to obtain satisfactory payment terms from our suppliers is limited in large part by their views of our financial solidity. In addition, a reduction in order intake could cause a reduction in customer deposits and advances.

      Provisions for risks and charges amounted to €3,489 million and to €3,275 million as of 31 March 2004 and 30 September 2004 respectively. If the provisioned risks materialise, if the application of these provisions is accelerated or if we are required to increase them due to unforeseen events or contingencies, we could be required to dedicate significant amounts of cash to such risks and charges. Given our current financial situation, it is unlikely that we could obtain significant amounts of cash through borrowings in the short term.

      All of these factors may cause our cash requirements to grow and our net cash position to deteriorate and may require us to find alternative sources of financing. In the short term, we cannot be assured that we will be able to secure alternative means of financing, or that we will be able to do so on commercially satisfactory terms. See also "--Difficulties in securing sufficient sources of bonds may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers".

      OUR PRODUCTS OFTEN INCORPORATE ADVANCED AND COMPLEX TECHNOLOGIES AND
SOMETIMES REQUIRE MODIFICATIONS AFTER THEY HAVE BEEN DELIVERED.

      We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short time scales. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them.
Because we produce some of our products in series, we may need to make such modifications to a large number of products. At the same time, when we sell our products or enter into maintenance contracts, we are increasingly required to accept onerous contractual after-sales warranties and penalties in particular related to performance, availability and delay in delivering our products. Our contracts may also include clauses allowing the customer to terminate the contract or return the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

      The GT24/GT26 gas turbine problems and the U.K. Train issues are major examples of this risk. The GT24/GT26 gas turbine problems and the U.K. Train issues are described in (i) "Management Discussion and Analysis on Interim
Consolidated Financial Statements for the Half-Year Ended 30 September
2004--Progress on specific operational problems" and Note 13 to the Interim
Consolidated Financial Statements for the Half-Year Ended 30 September 2004,
which are included in the Half-Year 6-K, as well as in (ii) "Item 5. Operating and Financial Review and Prospects--Progress on specific operational problems"
and Note 20 to the Consolidated Financial Statements as of and for the Fiscal
Year Ended 31 March 2004, which are included in the 2004 20-F. We cannot guarantee that the total costs that we ultimately incur in connection with the
GT24/GT26 turbines, the U.K. Trains and other of our products and maintenance contracts will not exceed the estimates that we have provisioned. Nor can we guarantee that the rate of spending will be in line with our current estimates.

In addition, we cannot ensure that the mitigation programmes to reduce our expected costs (in particular with respect to our GT24/GT26 gas turbines) will allow us to attain the full extent of the cost reductions envisaged by these programmes.

      We have recently discovered a deficiency in the insulating layers in the first of three liquefied natural gas (LNG) tankers to be delivered by our subsidiary Chantiers de l'Atlantique. We have started investigating the technical and contractual issues raised, but given the very preliminary nature of our investigation, we are not yet able to evaluate the measures that will be required to address the deficiency or the likely financial impact. As a result, we cannot at this time give any assurances that they will not ultimately result in material costs to us.

      The total amount and timing of actual expenditures (in particular, penalties and damages), as well as the actual savings obtained through implementation of mitigation programmes, may vary as a result of a number of factors, including the following:

       o  the results of litigation and negotiations with certain clients;

       o  cost overruns in the manufacture of modified components;

       o  delays and cost overruns in modifying products, delivering modified products, obtaining customer acceptance of or implementing technical modification programmes;

       o  the extension of contractual recovery periods;

       o  the application of penalties by customers;

       o  the performance of modified equipment over time;

       o  our ability to develop subsequent modifications that will further improve the performance of our equipment;

       o  our ability to realise our mitigation objectives; and

       o  the availability of sufficient supplies of replacement parts and raw materials.

      Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems or delays with our products, in spite of the technical validation processes implemented within the Group. Any such problems or delays could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

      WE HAVE GIVEN FINANCIAL ASSISTANCE IN CONNECTION WITH THE PURCHASE OF SOME
OF OUR PRODUCTS BY OUR CUSTOMERS WHICH EXPOSES US TO LONGER-TERM RISKS OF
CUSTOMER DEFAULT OR BANKRUPTCY.

      In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This financial assistance exposes us to longer-term risks of customer default or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We have not made commitments to provide guarantees of our new customers' indebtedness since the end of 1999 and intend not to do so in the future.

      At 30 September 2004, our vendor financing exposure amounted to €884 million, of which €312 million related to our Transport Sector and €567 million to our Marine Sector (€313 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001, €120 million relating to
Festival Cruises, which entered into bankruptcy proceedings in May 2004, and
€134 million relating to three other ship operators which are in operation). We describe our vendor financing exposure in greater detail in "Management
Discussion and Analysis on Interim Consolidated Financial Statements for the
Half-Year Ended 30 September 2004--Off balance sheet commitments" and in Notes 9 and 18 to the Interim Consolidated Financial Statements for the Half-Year Ended
30 September 2004, which are included in the Half-Year 6-K.

      As of 30 September 2004, we have consolidated special purpose entities pursuant to the application of new French accounting rules (RÈGLEMENT CRC
2004-3), including four such entities that own the ships on which we have a vendor financing exposure. The consolidation of these entities has increased our assets by €762 million and our liabilities (before elimination of intra-group amounts) by the same amount, including €558 million of financial indebtedness.
Our total exposure in respect to these entities, limited in general to the guarantees given or to our investment, amounted to €219 million as of 30
September 2004.

      In January 2004, given the failure of Festival Cruises to meet certain financial obligations, a procedure to immobilize three ships built by our subsidiary Chantiers de l'Atlantique and terminate the charter arrangements with
Festival was launched by the financial institutions concerned in respect of two ships (European Vision and European Stars) and by its owner in respect of the third ship (Mistral). The three ships were sold in the first half of fiscal year
2005 by judicial auction in their respective places of arrest. The European
Vision and European Stars were acquired by a third-party company and the Mistral was first acquired by Auro Shipping, a subsidiary of ours, and then resold to
Iberojet Cruceros, a third-party company. The Mistral is expected to be delivered to Iberojet Cruceros in March 2005.

      We can give no assurance that our current provisions will be satisfactory to cover all future risks relating to our Marine Sector's vendor financing. In general, a downturn in the markets may expose us to an increased risk of certain of our customers' defaulting or bankruptcy and lead to losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

      WE ARE EXPOSED TO CREDIT RISK WITH RESPECT TO SOME OF OUR CUSTOMERS.

      To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. In these circumstances, we could be unable to recoup the expenses we incur on a project and could be unable to obtain the operating margins we expected upon entering the contract. We currently mitigate this risk by endeavouring to negotiate with our customers in order to have them make more timely progress payments, and through our risk management procedures, in particular through the implementation of hedges subscribed with private or public insurers or other ad hoc coverage instruments.

      In fiscal year 2004, our ten largest customers accounted for 15.5% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our financial condition or results of operations.

      OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY IMPACTED BY A LIMITED NUMBER
OF CONTRACTS.

      Each year, approximately one-third of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2004, our ten largest projects in terms of order backlog represented approximately 19.7% of our total order backlog.
Generally, the revenue that we recognise on a project may vary significantly in accordance with the progress of that project. As a result of this variability, the profitability of certain of our contracts may significantly impact our income in any given period. In addition, the profitability of a contract and/or our sales, our results and cash flow may be affected by the following:

       o  withholding of payments by customers;

       o  the refusal of suppliers to maintain favourable payment conditions;

       o  delays in awards of major contracts;

       o  postponement of previously awarded contracts;

       o  unanticipated technical problems with equipment being supplied or incompatibility of such equipment with existing infrastructure;

       o  customers' difficulties in obtaining adequate financing on reasonable terms;

       o  difficulties in obtaining required governmental permits;

       o  unanticipated costs due to project modifications;

       o  performance defaults by suppliers, subcontractors or consortium partners;

       o  customer payment defaults and/or bankruptcy; and

       o  changes in laws or taxation.

      In addition to the general factors listed above, the profit margins realised on certain of our contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

      We have established stricter risk control procedures for tenders and contracts in progress, with a view to improving and better formalising processes within the Sectors. However, we can give no assurance that these and our other initiatives will be sufficient to avoid problems in the future, and certain of our projects may be subject to delays, cost overruns, or performance shortfalls which may lead to the payment of penalties or damages. There can be no assurance that we can profitably complete our fixed price contracts.

      WE OPERATE IN COMPETITIVE MARKETS.

      We face strong competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers. In response, we have adopted several ongoing programmes to cut costs and improve efficiency.

      Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so, in particular as a result of our indebtedness and our financial condition in general.

      THE BUSINESS AND ASSET DISPOSALS THAT WE MAKE ARE GENERALLY SUBJECT TO
WARRANTIES THAT MAY REQUIRE US TO PAY INDEMNITIES TO THE ACQUIRER.

      We have recently disposed of a number of businesses and assets, notably our T&D sector and Industrial Turbines businesses. As is usual, we have made certain warranties regarding the business or assets being sold, and as a result we may be required to pay indemnities to the acquirer, which could have a material adverse effect on our results and financial position.

      We have outstanding warranties and have received claims in connection with the disposals of certain of our activities including our former T&D Sector
(excluding Power Conversion), the Small and Medium Industrial Turbines and
Industrial Steam Turbine businesses, the former Contracting Sector and part of the former Industry Sector. For a description of certain of our disposals, see
"Management Discussion and Analysis on Interim Consolidated Financial Statements
for the Half-Year Ended 30 September 2004--Main events of the first half of fiscal year 2005--Disposal programme" which is included in the Half-Year 6-K,
"--Other risks--Other legal risks".

      In particular, we have received a number of demands from Areva following its acquisition of the T&D Sector, including with respect to alleged anti-competitive arrangements among suppliers in certain T&D activities and an administrative proceeding in Mexico concerning the alleged payments by an agent that could result in an entity sold as part of the T&D Sector being prevented from bidding for government contracts for a two year period.

      WE ARE CURRENTLY INVOLVED IN VARIOUS PROCEEDINGS RELATING TO ALLEGED
VIOLATIONS OF SECURITIES LAWS IN FRANCE AND THE UNITED STATES.

      ALSTOM, certain of our subsidiaries and certain current and former officers and members of our board of directors have been involved in French and
U.S. regulatory investigations regarding potential securities law violations, and have been named as defendants in a number of securities law-related proceedings, including putative class action lawsuits in the United States that allege violations of the U.S. federal securities laws. Our management has and may in the future be required to spend considerable time and effort dealing with these investigations and lawsuits. While we have cooperated and intend to continue to cooperate with ongoing investigations and to vigorously defend lawsuits, we cannot ensure that there will be no adverse outcome which could have a material adverse effect on our business, results of operations and financial condition. For more details regarding these proceedings and claims and litigations in general, see "--Other risks".

      THE EUROPEAN COMMISSION'S APPROVAL OF OUR FINANCING PLANS IMPLEMENTED IN
2003 AND 2004 IS SUBJECT TO CONDITIONS TO BE FULFILLED BY THE FRENCH STATE AND
THE COMPANY AND MAY BE CONTESTED BY THIRD PARTIES.

      On 7 July 2004, the European Commission approved our financial packages which have now been put into place as described in "Management Discussion and
Analysis on Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004--Main events of the first half of fiscal year 2005--Approval by the European Commission and commitments" which is included in the Half-Year 6-K.
The Commission's approval may be contested by third parties for a period ending approximately three months following its formal publication, which has not yet occurred. We are not aware of any such objections filed with the Commission to date, but we can give no assurances that no such objections will be filed in the future.

      In addition, the Commission's approval is subject to certain commitments made by the French State on behalf of the Company. In the event of a failure by the Company to fulfil these conditions, the Commission may modify its decision and require the French State to recover all or part of the aid accorded to the
Company as part of the financial packages. The Company is in the course of fulfilling the requirements of the Commission by, among other things, engaging in its asset disposal programme. The Company can offer no assurances, however, that it will be able to locate potential buyers for its assets and businesses, to consummate any sales to potential buyers it does locate, or to do so on the terms that it is seeking. As a result, while the Company does not anticipate any failure to comply with the requirements of the Commission, it can give no assurances as to their ultimate fulfilment.

3.2   OTHER RISKS

3.2.1 LEGAL RISKS

      (A) CLAIMS AND LEGAL PROCEEDINGS: GENERAL

      We are involved in several legal proceedings as a plaintiff or a defendant, primarily contract-related disputes, that have arisen in the ordinary course of business. Contract related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us, sometimes jointly with our consortium partners, in these proceedings and disputes are significant, ranging up to approximately €492 million in one particular dispute (US$611 million) and, if adversely determined, these cases may have a material adverse effect on our financial condition or results of operation. Some proceedings against us are without a specified amount. All contract related claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half-year basis with our independent auditors, in order to determine appropriate levels of provisions. Amounts retained in respect of litigation, considered as best estimates of probable liabilities are included in provisions for risks and charges and accrued contracts costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors including the inherent uncertainties of the outcome of litigation.

     (B)  CLAIMS AND LEGAL PROCEEDINGS: ASBESTOS

      We are subject to regulations, including in France, the United States and the United Kingdom, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units worldwide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our
Marine Sector and to a lesser extent in our other Sectors.

      As of 31 December 2004, in France, we were aware of approximately 2,523 asbestos sickness-related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system, which pays the medical and other costs of those who are sick and which pays a lump sum indemnity. Out of these 2,523 declarations, we were aware of approximately 255 asbestos related cases in
France from our employees or former employees. They have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (FAUTE
INEXCUSABLE) which would allow them to obtain a supplementary compensation above the payments made by the French Social Security funds of related medical costs.
Although the courts of competent jurisdiction have made findings of inexcusable fault, the damages in most of these proceedings has been borne to date by the general French Social Security (medical) funds. However, a decision of the the
French Supreme Court (COUR DE CASSATION) rendered in December 2004 has held that when an employer is found liable for inexcusable fault, a portion of the damages
(the portion that is for the "PRÉJUDICE PERSONNEL", or personal intangible damages) should be borne by the employer in certain procedural circumstances.
Although no assurance can be given, we believe that those cases where ALSTOM may be required to bear any of the financial consequences of inexcusable fault do not represent a material exposure and we have not recorded any provisions therefor.

      In addition to the foregoing, in the United States, as of 31 December
2004, we were subject to approximately 156 asbestos-related personal injury lawsuits which have their origin solely in the Company's purchase of some of
ABB's power generation business, for which we are indemnified by ABB.

      We are also currently subject to two class action lawsuits in the United
States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. ("CE"), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a "pre-packaged" plan of reorganisation in United States bankruptcy court. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of this plan, it would have been protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE. The pre-packaged plan was confirmed by the bankruptcy court on 23 June 2003 and by the United States federal district court on 31 July 2003. The plan, however,

subsequently was appealed, and the United States Court of Appeals for the Third
Circuit vacated the plan confirmation order and remanded the case to the federal district court for further proceedings. As a result, unless the Third Circuit's decision is successfully appealed to the United States Supreme Court, confirmation of the plan will be subject to further lower district court and/or bankruptcy court proceedings, in which case the plan likely would have to be revised and approval of any revised plan may need to be re-solicited from creditors and asbestos claimants.

      As of 31 December 2004, we were subject to approximately 56 other asbestos-related personal injury lawsuits in the United States involving approximately 536 claimants that, in whole or in part, assert claims against
ALSTOM which are not related to ALSTOM's purchase of some of ABB's power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM's defence has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

      We have not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any U.S. personal injury asbestos claim.
Between 31 October 2002 and 31 December 2004, a total of 201 cases involving approximately 17,758 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

      For purposes of the foregoing discussion of U.S. asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs' attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

      We are also subject to asbestos-related or other employee personal injury-related claims in other countries, including in the United Kingdom. As of
31 December 2004, we are subject to approximately 150 asbestos related claims currently ongoing in the United Kingdom. We retain provisions of approximately €3 million in relation with these claims.

      While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition. We can give no assurances that asbestos-related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

      (C) CLAIMS AND PROCEEDINGS LINKED TO ROYAL CARIBBEAN CRUISES

      In June 1995, ALSTOM Power Conversion (formerly Cegelec SA then ALSTOM
Industrie) entered into a development and cooperation agreement with Rolls-Royce
AB (formerly Kamewa AB) for the development of marine pod propulsion systems
("Pods"). In April 1998, ALSTOM Power Conversion and Rolls-Royce AB entered into a consortium agreement for the manufacture, sale and marketing of Pods under the
Mermaid brand name (the "Mermaid Consortium"). Pods are a technology used in electrical propulsion for ships that can replace both conventional inboard electrical propulsion systems and rudders. Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

      To date, 49 Pods have been delivered by the Mermaid Consortium and, among these, 29 to Chantiers de l'Atlantique, a subsidiary of our Marine Sector.
Chantiers de l'Atlantique has to date delivered eleven cruise ships equipped with podded drives to six cruise operators. Among these, between June 2000 and
May 2002, Chantiers de l'Atlantique delivered four new cruise ships of the
Millennium class to Celebrity Cruises, one of the brands of Royal Caribbean
Cruises Ltd ("RCCL").

      A number of the vessels equipped with Pods, and among these the four delivered to RCCL, experienced various technical problems with their Pods, and, as a result, some of them had to be temporarily removed from service during their warranty period to be repaired in dry-dock. This occurred more than once with respect to certain of the ships. In one instance, a failure of the Pods occurred during sea-trials of a ship, and as a result delivery of this ship was ultimately delayed.

      In the Mermaid Consortium organisation, technical problems with the Pods are the responsibility of ALSTOM Power Conversion with respect to electrical failures and of Rolls-Royce with respect to mechanical failures. With respect to all repairs to Pods occurring during the warranty period of a ship, Chantiers de
l'Atlantique has certain primary obligations to indemnify its customer the shipowner for the cost of repairs, but has certain rights for reimbursement of such costs by the member of the Mermaid Consortium responsible for the failure.

      On 7 August 2003, RCCL and various RCCL group companies, including
Celebrity Cruises, filed a lawsuit in the State Court of Miami, Florida, against
Rolls-Royce plc, Rolls-Royce AB, and various U.S. members of the Rolls-Royce group, as well as against ALSTOM Power Conversion SA, ALSTOM Inc., ALSTOM Power
Conversion Inc. and Marine Service Partners Inc. In this lawsuit, which is currently pending before the federal district court, RCCL claims damages for a global estimated amount of approximately €242 million (US$300 million) for alleged misrepresentations in the selling of the Pods, and negligence in the design and manufacture of the Pods. ALSTOM and Rolls-Royce are strongly contesting this claim.

      While we believe the RCCL complaint is without merit, we cannot ensure that there will be no adverse court decisions which could have a material adverse impact on our financial condition and results of operations. Nor can we ensure that we will not encounter further difficulties or incur further costs with respect to products of the sophistication and complexity of the Pods of the
Mermaid Consortium.

      (D) INVESTIGATION BY THE PROSECUTOR OF MILAN

      During the first half of 2003, the public Prosecutor of the city of Milan,
Italy began an investigation of certain power generation equipment manufacturers, including certain ALSTOM companies, and a government-owned
Italian customer of ALSTOM, relating to alleged payments made to certain managers of that company in connection with the bidding on equipment purchase contracts. In connection with a contract entered into in June 2001, the
Prosecutor has alleged that a third party working on behalf of ALSTOM made an illicit payment to managers of the Italian company concerned. To date, the
Prosecutor has interviewed various ALSTOM employees and has issued formal notice of investigation, but has not brought formal charges against or indicted any
ALSTOM group employees or companies. ALSTOM has fully cooperated with the Milan
Prosecutor in this matter and intends to continue to do so.

      We have no knowledge of wrong-doings by our employees in connection with these alleged illegal payments. There can, however, be no assurance that these investigations will not have a negative effect on any ALSTOM company. Any adverse developments in connection with these investigations, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against ALSTOM companies or could otherwise have adverse effects including, without limitation, in relation to our ability to obtain governmentally-funded power-related contracts, or otherwise could materially impact our reputation and our business.

      (E) ADMINISTRATIVE PROCEEDINGS IN MEXICO

      An administrative procedure was launched in February 2004 by the Mexican
Ministry of the Public Services against two of our subsidiaries in Mexico, one of which belonging to our former Transmission & Distribution Sector, sold to
Areva in January 2004, regarding alleged payments, which were purportedly made by an agent of the Group to certain members of the management of a public company in relation to obtaining certain contracts from this public company.
This procedure resulted in an order by the Ministry excluding the concerned subsidiaries from public tenders in Mexico for a period of up to two years.
However, this order has been suspended by the Mexican court and is the subject of further court proceedings which are pending. We are fully co-operating with the Mexican authorities. However, we have no assurance that the Ministry's order will ultimately be permanently cancelled or that this procedure will not have a material adverse commercial effect on the subsidiaries or the Group as a whole.
Any material adverse development may lead to other civil or criminal proceedings.

      (F) INVESTIGATION RELATING TO ALSTOM TRANSPORTATION INC.

      On 30 June 2003, we announced that the Group was conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. ("ATI"), one of our U.S. subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

      We also announced that the Group's internal review had identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of €73 million was recorded in ATI's accounts for the year ended 31 March 2003 and was recorded in the Group's consolidated financial statements approved by the
General Meeting of Shareholders on 2 July 2003.

      On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its earlier review.

      We have fully cooperated with the SEC and the FBI in this matter and intend to continue to do so. The SEC's investigation is pending, and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us or any of our personnel, which could limit our ability to obtain in the United States governmentally-funded transportation contracts, or could otherwise materially negatively impact our business. Our management has spent and may, in the future, be required to spend considerable time and effort dealing with the internal and external actions relating to ATI.

      (G) UNITED STATES PUTATIVE CLASS ACTION LAWSUIT

      ALSTOM, certain of its subsidiaries and certain of its current and former officers and directors have been named as defendants in a number of putative shareholder class action lawsuits filed between August and October 2003 on behalf of various alleged purchasers of American Depositary Receipts and other
ALSTOM securities between various dates beginning as of 17 November 1998. These lawsuits allege violations of United States federal securities laws, including
Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and
Section 11 of the Securities Act of 1933, as amended, on the basis of allegations that there were untrue statements of material facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the allegedly affected shareholders to purchase ALSTOM securities at artificially inflated prices.

      The plaintiffs seek, among other things, class certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. Two of the cases have been voluntarily dismissed by the plaintiffs and the remaining cases have been consolidated into one proceeding in the United
States District Court for the Southern District of New York. We intend to defend vigorously against this action, but we cannot ensure the outcome of this litigation may not have material adverse consequences on the Group or be concluded without considerable efforts from the management.

      (H) OTHER LEGAL PROCEEDINGS

      ALSTOM has become a civil party to judicial proceedings being conducted by a judge of the TRIBUNAL DE GRANDE INSTANCE (trial court) of Paris regarding allegations of an illegal payment to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector, payment which is alleged to have been approved by former senior officers of the company. ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

      A French association of minority shareholders, APPAC, has filed a criminal complaint with the TRIBUNAL DE GRANDE INSTANCE of Paris, in accordance with
French law, against an unspecified defendant. The complaint purportedly alleges that ALSTOM distributed false or deceptive information concerning its condition and future prospects. ALSTOM has not received official notice of this complaint and is unaware of any specific allegations it may contain.

      Current and former senior officers of ALSTOM have been interviewed by inspectors of the French COMMISSION DES OPÉRATIONS DE BOURSE (the "COB") and its
successor the French AUTORITÉ DES MARCHÉS FINANCIERS (the "AMF") in connection with an investigation regarding public disclosures by the Group and trading of
ALSTOM shares since 31 December 2001 and letters of grievance have been issued by the AMF to two of these officers. ALSTOM is cooperating fully with the AMF in these inquiries.

      No assurances can be given that the various proceedings described above will not result in rulings unfavourable to ALSTOM or its current and former management which may have significant adverse consequences to the reputation and financial condition of ALSTOM.

      (I) OTHER LEGAL RISKS

      Many of our businesses operate in sectors where a relatively small number of participants can materially affect the market dynamics. To date, we have not experienced a material adverse impact on our reputation, operations, or financial condition or results relating to national, European Union or U.S.
competition and antitrust laws; however, there can be no assurance that the application of such laws will not in the future have such a material adverse effect. Although we operate in markets that are frequently fiercely competitive, there are at times allegations of anti-competitive activity. For example, we have been informed of investigations by various governmental authorities, including the European Commission, relating to alleged anti-competitive arrangements among suppliers of gas-insulated switch gears, one of which is the
T&D business we sold to Areva on 9 January 2004. We are cooperating with Areva with respect to this matter.

      Because of the products we sell, we conduct a significant proportion of our business with governmental agencies and public-sector entities, including those in countries known to experience corruption, which creates the risk of prohibited payments by our employees and agents. We actively strive to ensure compliance with the laws and regulations relating to illegal or other prohibited payments and have established internal compliance programmes to control the risk of such illegal activities and appropriately address any problems that may arise. However, given the extent of our operations worldwide, we cannot be assured that problems will not arise in the future or that such problems will not materially affect our reputation, operations, or financial condition or results. A limited number of employees and agents of our Group have been or are currently being investigated with respect to alleged illegal payments. See also
"--Investigation by the prosecutor of Milan" and "--Administrative proceedings in Mexico".

      At this time, we are not aware of any other proceedings that may have a material adverse effect on our operations or financial condition or results.

      Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could adversely affect our operations or financial condition or results.

3.2.2 INTELLECTUAL PROPERTY

      We own or have licenses to use various trademarks, patents and other intellectual property rights which are of value in the conduct of our business, but to date no such license is, by itself, material to our activities.

3.2.3 MARKET RISKS

      We are exposed to a variety of market risks, including currency risk, interest rate risk and credit risk, in the course of our business. Detailed information regarding this exposure is provided in "Item 5. Operating and
Financial Review and Prospects--Impact of exchange rate and interest rate fluctuations" and in Note 29 to the Consolidated Financial Statements as of and
for the Fiscal Year Ended 31 March 2004, which are included in the 2004 20-F.

3.2.4 LIQUIDITY RISKS

      Our financing agreements contain a certain number of financial covenants and clauses in the event of default or material adverse change. If we fail to meet our obligations arising from our financing agreements or our outstanding securities, our creditors may require early repayment. Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings may result in the acceleration of all or a significant part of our debt and may consequently prevent us from drawing upon our credit lines. Detailed information regarding this exposure is provided in the risk factor "--Our lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet or renegotiate in the future", in "Management
Discussion and Analysis on Interim Consolidated Financial Statements for the
Half-Year Ended 30 September 2004--Liquidity and capital resources" and in Note
15 to the Interim Consolidated Financial Statements for the Half-Year Ended 30
September 2004, which are included in the Half-Year 6-K.

3.2.5 STOCK MARKET RISKS

      For more information, see the risk factor "--We have unfunded liabilities with respect to our pension plans and other post-retirement benefits", as well as Note 21 to the Consolidated Financial Statements as of and for the Fiscal
Year Ended 31 March 2004 which are included in the 2004 20-F and Note 14 to the
Interim Consolidated Financial Statements for the Half-Year Ended 30 September
2004 which are included in the Half-Year 6-K.

3.2.6 ENVIRONMENTAL, HEALTH AND SAFETY RISKS (EHS)

      We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards on us regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we operate, our industrial activities are subject to obtaining permits, licences and/or authorisations, or to prior notification.
Most of our facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

      We invest significant amounts to ensure that we conduct our activities in order to reduce the risks of impacting the environment and regularly incur capital expenditures in connection with environmental compliance requirements.
Although we are involved in the remediation of contamination of certain properties and other sites, we believe that our facilities are in compliance with their operating permits and that our operations are generally in compliance with environmental laws and regulations.

      We have put in place a global policy covering the management of environmental, health and safety risks. Detailed information regarding this policy is provided in "Environmental, Health and Safety Management policy (EHS)"
below.

      The procedures ensuring compliance with environmental, health and safety regulations are decentralised and monitored at each plant. The costs linked to environmental health and safety issues are budgeted at plant or unit level and included in the profit and loss accounts of our local subsidiaries. We have retained €5.2 million of provisions to cover environmental risks in our
Consolidated Financial Statements as of and for the Fiscal Year Ended 31 March
2004 which are included in the 2004 20-F.

      The outcome of environmental, health and safety matters cannot be predicted with certainty and there can be no assurance that we will not incur any environmental, health and safety liabilities in the future and we cannot guarantee that the amount that we have budgeted or provided for remediation and capital expenditures for environmental or health and safety related projects will be sufficient to cover the intended loss or expenditure. In addition, the discovery of new facts or conditions or future changes in environmental laws, regulations or case law may result in increased liabilities that could have a material effect on our financial condition or results of operations.

      ENVIRONMENT, HEALTH & SAFETY MANAGEMENT POLICY (EHS)

      We recognise our obligation to our stakeholders, employees, customers, suppliers and the communities at large in which we operate, to provide a safe workplace and safe products, to minimise the impact of our operations on the environment and to protect our industrial and commercial assets.

      To this end, we have put in place a global policy covering the management of Environment, Health and Safety risks at an individual operating unit level, to achieve a high level of performance including strict compliance of local norms and regulations. The global policy is designed and co-ordinated at corporate level and is adapted and implemented locally. We have selected independent risk specialists, ALLIANZ and URS, to carry out around the world the
Corporate EHS annual audit programme of our manufacturing sites. ALLIANZ and URS are also supporting the operating units in the creation of specific action and improvement plans. The completion of the action plan is measured and followed up through a monthly corporate reporting process. Through our environmental management programme, we seek primarily to:

       o  develop products and services that have an acceptable impact on the environment along the product life cycle from manufacturing through product use and at the end of their useful lives;

       o  evaluate the environmental impact of new industrial processes prior to their implementation as well as the discontinuation of existing processes or the disposal of existing sites;

       o  improve technology in order to reduce the consumption of energy and natural resources and to minimise waste and pollution; and

       o  promote the application of our environmental management principles to our sub-contractors and suppliers.

      Additional Health and Safety programmes are implemented at each of our operating units. Such programmes typically cover health and safety issues, both at the design stage of the workplace and product equipment through to their implementation and use, as well as accident and occupational illness prevention programmes.

      Our asset and business interruption management programmes are designed to minimise exposure to loss or damage to our assets and to ensure business continuity. This includes exposure to fire, breakdown and natural catastrophes as well as theft or deliberate damage.

      We have established Environmental, Health and Safety co-ordination in order to improve the coherence of the prevention programmes. We have created
Environmental, Health and Safety follow-up indicators as well as a system of reporting.

      During fiscal year 2004, 58 EHS audits were carried out by ALLIANZ and URS and have been reviewed by the local managing directors in order to validate the areas of improvement suggested by the auditors. The cost of these external audits amounted to €179,000 in fiscal year 2004. After three years spent for the implementation of our integrated audit programme "Environmental, Health and
Safety", we are now auditing our sites according to a criticality grid, which takes into account the results of previous audits and improvements achieved, which has led us to reduce the number of external audits. In addition to external audits, we have launched an internal environmental audit programme during fiscal year 2003. During fiscal year 2004, 20 of our employees have been trained and 30 audits have been carried out on the basis of ALSTOM's system of reference used by URS.

3.2.7 INSURANCE

      Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to our estimation of the maximum foreseeable loss, both for property damage and liability insurances. This estimate is made within the framework of industrial risk management audits that we conduct for property damage and depends on the evaluation of the maximum legal risk considering the various activities of our Group for our civil liability. We have put in place a global policy covering the management of environmental, health and safety risks described above, as well as internal control procedures for the review of tenders and contracts in progress.

      Our main Group policies were renewed in January 2005 for a period of 12 months and, with respect to liability coverage, for a period of 15 months. Our ability to renew in the future our insurance coverage will continue to depend on availability of insurance capacity and competition in the market, the scope of coverage offered by insurers and our own loss experience. In particular we cannot be sure that we will be able to renew our policies in 2006 at equivalent coverage or premium.

      The main risks covered by our main insurance policies are the following:

       o  property damage and Business interruption caused by fire, explosion, natural events or other named perils as well as machinery breakdown;

       o  liability incurred because of damage caused to third parties by our operations, products and services, with customary exclusions and limits;

       o  transit, covering transportation risks from start to discharge of goods at warehouse, construction site or final destination, with customary limits and exclusions; and

       o  construction and Installation, covering risks during execution of contracts, subject to certain customary conditions and declarations.

      In addition to Group policies, we purchase, in the various countries where we are present, policies of insurance of a mandatory nature or designed to cover specific risks such as automobile or worker's compensation or employer's liability.

      Our main Group insurance policies, including limits on coverage and premiums, are described in greater detail below. This presentation is a summary which cannot take into account all restrictions and limits applicable to our policies. Furthermore for reasons of confidentiality and protection of the interests of the Company it is not possible to describe exhaustively all policies.

      (i) Property damage and business interruption:

      The insurance programme covers accidental damage and consequent business interruption caused by fire, explosions, smoke, impact of vehicles and aircraft, storm, hail, snow, riot, civil commotion, water damage and natural events to industrial, commercial and administrative sites of the Group named in the policies.

       o  the programme is in two layers, for an overall limit of €350 million per event;

       o  sub-limits apply in particular for natural events (these sub-limits vary according to the insured sites and the type of events) for machinery breakdown and accidental events other than those named in the policy;

       o  coverage is subject to usual limitations and exclusions, in particular: war, civil war, terrorism, nuclear reaction, and certain natural events normally insured in national pools.

      (ii) Civil liability resulting from operations or products:

       o  the Group insurance programme covers the financial consequences of liability caused to third parties because of our operations or products and services;

       o  the programme has 4 layers of insurance for an overall limit of €600 million per event and in annual aggregate. Sub-limits are applicable;

       o  the policy is subject to usual limitations and exclusions of policies of this type, in particular, war, nuclear reactions, work accidents,
          Directors and Officers liability, automobile liability, consequences of contractual obligations more onerous than trade practice, as well as damages caused by products such as asbestos, formaldehyde, lead, organic pollutants as well as those caused by toxic mould, magnetic fields and electronic viruses.

      (iii) Transport insurance:

       o  the policy covers damages to transported goods irrespective of the mode of transportation: sea, land or air, anywhere in the world;
          coverage is extended to war risks (however some territories are excluded);

       o  the policy limit is €70 million, sub-limits are applicable notably during storage at packers or sub-contractors;

       o  the policy is subject to limitations and exclusions generally applicable to policies of this type.

      The total amount of premiums paid for calendar year 2005 for the 3 types of insurance listed above was approximately €45 million.

      (iv) Damage during installation and construction:

       o  a construction and installation policy covers damage to equipment being installed by the Company for contracts having values of less than €100 million; this policy applies differently according to the
          Sectors of the Group and according to the countries involved;

       o  the insurance limit is €100 million; sub-limits apply;

       o  the policy is subject to customary limitations and exclusions; in particular it excludes war, radioactive contamination and terrorism
          (except France);

       o  the provisional premium for calendar year 2005 is approximately €7 million; this premium will be adjustable in 2005 according to the actual level of activity 2004; and

       o  specific policies are put in place for contracts exceeding €100 million in value or to cover contracts not covered in the above described policy. This is the case for insurance of vessels under construction at Chantiers de l'Atlantique.

      We benefit from a re-insurance vehicle (through a captive cell of an insurance company) which we used in calendar 2003 to self-insure property damage and business interruption risks up to €5 million in certain countries. It was also used to self-insure liability risks in certain countries up to €2 million.
This vehicle was not used in calendar year 2004. All risks previously self-insured through this captive have been transferred to insurers or retained through deductibles for calendar year 2004.

                                   CHAPTER 4

                              CORPORATE GOVERNANCE

4.1   COMPOSITION OF THE BOARD OF DIRECTORS AND ITS COMMITTEES AS OF 27 JANUARY
      2005

4.1.1 COMPOSITION OF THE BOARD OF DIRECTORS

      PATRICK KRON
      CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

      Citizenship: French.

      Appointed as director on 24 July 2001. Term expiring at the 2007 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2007.

      Patrick Kron started his career in the French Ministry of Industry between
1979 and 1984 and then held various positions within the Pechiney Group. In
1993, he became a member of the Executive Committee of the Pechiney Group and was Chairman of the Board of the Carbone Lorraine Company from 1993 to 1997.
From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining ALSTOM. He has been Chief Executive Officer of ALSTOM since 1 January
2003 and Chairman and Chief Executive Officer since 11 March 2003.

      Other appointments and functions: Patrick Kron has also been a Member of the Supervisory Board of Imerys since 5 May 2003. He is also a director of
ALSTOM UK Holdings Ltd. and ALSTOM Ltd.

      JEAN-PAUL BÉCHAT
      DIRECTOR

      Born on 2 September 1942 in Montlhéry, France.

      Citizenship: French.

      Appointment as director renewed on 9 July 2004. Term expiring at the 2008 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2008.

      Other appointments and functions: Mr. Béchat is the Chairman and Chief
Executive Officer of Snecma. He is a member of the board of directors of
Aéroports de Paris and SOGEPA. He has been appointed by the French government as a member of the "General Council for Armaments". He is also a member of ASD
Council.

      CANDACE BEINECKE
      DIRECTOR

      Born on 26 November 1946, United States.

      Citizenship: United States.

      Appointed as director on 24 July 2001. Term expiring at the 2007 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2007.

      Other appointments and functions: Ms. Beinecke has been Chair of Hughes
Hubbard & Reed LLP, New York, USA since 1999. She serves as a Chairperson of the
Board of Arnhold & S. Bleichroeder Advisors First Eagle Funds, Inc., a public mutual fund family. Ms. Beinecke also serves as a Director of the Partnership for New York City.

      GEORGES CHODRON DE COURCEL
      DIRECTOR

      Born on 20 May 1950 in Amiens, France.

      Citizenship: French.

      Appointed as director on 3 July 2002. Term expiring at the 2006 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2006.

      Other appointments and functions: Mr. Chodron de Courcel is Chief
Operating Officer of BNP Paribas. Mr. Chodron de Courcel is a Director of
Bouygues and Nexans, an observer (CENSEUR) of the Board of Directors of Scor and
Scor Vie, and a member of the Supervisory Board of Lagardere and Sagem.

      PASCAL COLOMBANI
      DIRECTOR

      Born on 14 October 1945 in Neuilly-sur-Seine, France.

      Citizenship: French.

      Appointed as director on 9 July 2004. Term expiring at the 2008 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2008.

      Other appointments and functions: Mr. Colombani is an Associate Director of A.T. Kearney and a non-executive director of British Energy (UK). He is also a Director of the INSTITUT FRANCAIS DU PÉTROLE, Chairman of the ASSOCIATION
FRANCAISE POUR L'AVANCEMENT DES SCIENCES and a member of the ACADÉMIE DES
TECHNOLOGIES.

      JAMES B. CRONIN
      DIRECTOR

      Born on 14 October 1937 in Greenford, United Kingdom.

      Citizenship: British.

      Appointment as director renewed on 3 July 2002. Term expiring at the 2006 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2006.

      Other appointments and functions: Mr. Cronin is a Director of ALSTOM SA
(Proprietary) Limited.

      GÉRARD HAUSER
      DIRECTOR

      Born on 29 October 1941 in Paris, France.

      Citizenship: French.

      Appointment as director renewed on 9 July 2004. Term expiring at the 2008 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2008.

      Other appointments and functions: Mr. Hauser is the Chairman and Chief
Executive Officer of Nexans. He is a member of the board of directors of Aplix,
Electro Banque and Faurecia.

      JAMES W. LENG
      DIRECTOR

      Born on 19 November 1945 in Sunderland, United Kingdom.

      Citizenship: British.

      Appointed as director on 18 November 2003. Term expiring at the 2007 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2007.

      Other appointments and functions: Mr. Leng is the Chairman of Corus Group plc and Laporte Group Pension Trustees Ltd. He is a non-executive director of
Pilkington plc, IMI plc, and Hanson plc. He is also a Governor of the National
Institute of Economic and Social Research and a Fellow of the Institute of
Marketing.

      DENIS SAMUEL-LAJEUNESSE
      DIRECTOR APPOINTED BY THE REPUBLIC OF FRANCE

      Born on 14 March 1948 in Paris, France.

      Citizenship: French.

      Appointed on 8 July 2004 for a period of three years as director representing the French government.

      Other appointments and functions: Denis Samuel-Lajeunesse is Chief
Executive Officer of the AGENCE DES PARTICIPATIONS DE L'ETAT of the French
Ministry of the Economy, Finance and Industry, Treasury Department. He is a
Director of Air France, Thalès, France Télécom and Gaz de France.

      GEORGE SIMPSON
      DIRECTOR

      Born on 2 July 1942 in Dundee, United Kingdom.

      Citizenship: British.

      Appointment as director renewed on 9 July 2004. Term expiring at the 2008 ordinary general shareholders' meeting to be convened to approve the financial statements for fiscal year 2008.

      Other appointments and functions: Lord Simpson is a Director of Triumph
Inc. He is a Fellow of the Chartered Institute of Certified Accountants and an
Industrial Professor at Warwick University, as well as a Fellow at both the
London Business School and Abertay University.

4.1.2 AUDIT COMMITTEE

      The Audit Committee of the Board of Directors is composed of:

       Jean-Paul Béchat                             Chairman
       James B. Cronin
       Denis Samuel-Lajeunesse
       Lord Simpson

4.1.3 NOMINATIONS AND REMUNERATION COMITTEE

      The Nominations and Remuneration Comittee of the Board of Directors is
composed of:

       James W. Leng                                Chairman

       Candace Beinecke
       Georges Chodron de Courcel
       Pascal Colombani
       Gérard Hauser

4.2   EXECUTIVE COMMITTEE

      As of 19 October 2004, our Executive Committee is made up of the following persons:

 ---------------------------------------------------------------------------------------------
|Patrick KRON                         |Chairman of the Board and Chief Executive Officer.     |
|-------------------------------------|-------------------------------------------------------|
|Philippe JOUBERT                     |Executive Vice President; President, Power             |
|                                     |Turbo-Systems and Power Environment Sectors. (*)       |
|-------------------------------------| ------------------------------------------------------|
|Philippe MELLIER                     |Executive Vice President; President, Transport Sector. |
|-------------------------------------|-------------------------------------------------------|
|Philippe JAFFRÉ                      |Executive Vice President.                              |
|-------------------------------------|-------------------------------------------------------|
|Patrick BOISSIER                     |President, Marine Sector. (**)                         |
|-------------------------------------|-------------------------------------------------------|
|Walter GRAENICHER                    |President, Power Service Sector.                       |
|-------------------------------------|-------------------------------------------------------|
|Patrick DUBERT                       |Senior Vice President, Human Resources.                |
|-------------------------------------|-------------------------------------------------------|
|Henri POUPART-LAFARGE                |Chief Financial Officer.                               |
|-------------------------------------|-------------------------------------------------------|
|Donna VITTER                         | General Counsel.                                      |
 ---------------------------------------------------------------------------------------------

      (*) Philippe JOUBERT - continues to ensure the coordination of the
Power-related Sectors and the supervision of the international network.

      (**) Patrick BOISSIER - also ensures the supervision of the Power
Conversion business.

4.3   STOCK OPTION PLANS

MAIN CHARACTERISTICS OF OUR STOCK OPTION PLANS

 ----------------------------------------------------------------------------------------------------------------
|                                    |       Plan n°3  |       Plan n°5  |       Plan n°6  |          Plan n°7   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Date of shareholders' meeting       |   24 July 2001  |   24 July 2001  |   24 July 2001  |       9 July 2004   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Creation date                       |   24 July 2001  | 8 January 2002  | 7 January 2003  | 17 September 2004   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Original exercise price (1)         |         €33.00  |         €13.09  |         €6.00  |       €0.43 euros   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Adjusted exercise price (2)         |        €20.48  |          €8.13  |          €3.86  |               n/a   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Beginning of exercise period        |   24 July 2002  | 8 January 2003  | 7 January 2004  | 17 September 2007   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Expiration date                     |   23 July 2009  | 7 January 2010  | 6 January 2011  | 16 September 2014   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Initial number of beneficiaries     |          1,703  |          1,653  |              5  |             1,002   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Total number of options initially   |      4,200,000  |      4,200,000  |      1,220,000  |       111,320,000   |
|granted                             |                 |                 |                 |                     |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|

 ----------------------------------------------------------------------------------------------------------------
|                                    |       Plan n°3  |       Plan n°5  |       Plan n°6  |          Plan n°7   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Total number of options exercised   |              0  |              0  |              0  |                 0   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Total number of options cancelled   |        962,800  |        897,500  |              0  |           600,000   |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Number of remaining options as of   |      5,002,370  |      5,214,878  |      1,899,378  |       110,720,000   |
|10 January 2005 (2)                 |                 |                 |                 |                     |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Number of shares that may be        |        124,077  |        169,068  |      1,868,239  |        24,400,000   |
|subscribed by members of the        |                 |                 |                 |                     |
|Executive Committee (2)             |                 |                 |                 |                     |
|------------------------------------|-----------------|-----------------|-----------------|---------------------|
|Terms of exercise                   | - 1/3 of options| - 1/3 of options| - 1/3 of options| 50% of options      |
|                                    | exercisable as  | exercisable as  | exercisable as  | granted to each     |
|                                    | from 24/07/02   | from 08/01/03   | from 07/01/04   | beneficiary are     |
|                                    |                 |                 |                 | subject to exercise |
|                                    | - 2/3 of options| - 2/3 of options| - 2/3 of options| conditions relating |
|                                    | exercisable as  | exercisable as  | exercisable as  | to the group's free |
|                                    | from 24/07/03   | from 08/01/04   | from 07/01/05   | cash flow and       |
|                                    |                 |                 |                 | operating margin    |
|                                    | - all options   | - all options   | - all options   | for fiscal year     |
|                                    | exercisable as  | exercisable as  | exercisable as  | 2006                |
|                                    | from 24/07/04   | from 08/01/05   | from 07/01/06   |                     |
 -----------------------------------------------------------------------------------------------------------------

(1) Subscription price corresponding to the average opening price of the shares during the 20 trading days preceding the day on which the options were granted by the board (no discount or surcharge), or the par value of the shares when the average share price is lower.

(2) Plans n°3, 5 and 6 have been adjusted in accordance with French law as a result of the consummation of transactions that had an impact on the share capital in 2002, 2003 and August 2004.

      The total number of options granted under Plan n°7 to Mr. Patrick Kron,
Chairman and Chief Executive Officer of ALSTOM, is 7,500,000 options.

      The total number of options granted to the ten employees who received the greatest numbers of options (other than directors) is 17,540,000 options.

                                   CHAPTER 5

                       RECENT EVENTS AND FUTURE PROSPECTS

5.1   RECENT PRESS RELEASES

      On 10 August 2004, ALSTOM issued the following press release, which was included in the Form 6-K submitted by ALSTOM to the SEC on 11 August 2004:

                          ALSTOM'S ADR LISTING ON NYSE

      ALSTOM ordinary shares currently are listed on the Paris Stock Exchange and American Depositary Receipts (ADRs) representing approximately 30 million
ALSTOM ordinary shares currently are listed on the New York Stock Exchange. The
Company delisted its UK Depository Receipts from the London Stock Exchange in
November 2003.

      The trading price of ALSTOM's ADRs has recently fallen below the minimum of $1 per ADR required in order to maintain the listing of the ADRs on the NYSE.
The volume of ADR transactions is very low (approximately 1% of the overall trading in ALSTOM shares during the last six months). Therefore, after discussion with the NYSE, ALSTOM has decided not to take steps, such as to modify its current 1:1 ADR/ordinary shares exchange ratio, as would be required to return to compliance with the NYSE's continued listing criteria. ALSTOM expects that this will lead to suspension of trading of the ADRs on the NYSE.

      ALSTOM will determine in the near future whether its ADR program will be continued. Should a decision be made to terminate the program, notice of the termination date would be mailed to the registered owners of the ADRs at least
30 days in advance. Following any such termination, the ADR owners would continue to be entitled for a period of one year to surrender their ADRs for the underlying ALSTOM ordinary shares in accordance with the Deposit Agreement, but would cease to be entitled to register transfers of the ADRs themselves.

      ALSTOM will remain subject to SEC reporting requirements upon delisting.

                                   CHAPTER 6

               PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND
            PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

6.1   PERSON RESPONSIBLE FOR THE UPDATE OF THE REFERENCE DOCUMENT

      Patrick Kron: Chairman and Chief Executive Officer of ALSTOM

6.2   ATTESTATION OF THE PERSON RESPONSIBLE FOR THE UPDATE OF THE REFERENCE
      DOCUMENT

      "To my knowledge the information in the "Reference Document" and this update thereto is accurate; they contain all information necessary to an investor to evaluate the assets, the activities, the financial situation, the results of operations and the prospects of ALSTOM. There is no other information the omission of which would alter the scope thereof."

      Paris, 27 January 2005

      Chairman and Chief Executive Officer of ALSTOM

                                  Patrick Kron

6.3   PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

      Incumbent independent auditors

      Barbier, Frinault & Autres - Ernst & Young, 41 rue Ybry, 92576
Neuilly-sur-Seine, Cedex, represented by Mr. Gilles Puissochet, appointed on 2
July 2003 for a period of six years and expiring at the ordinary general meeting to be convened to approve the financial statements for the fiscal year 2009;

      Deloitte & Associés, 185 avenue Charles de Gaulle, 92203 Neuilly-sur-Seine
Cedex, represented by Mr. Alan Glen, appointed on 2 July 2003 for a period of six years and expiring at the ordinary general meeting to be convened to approve the financial statements for the fiscal year 2009.

      Substitute independent auditors

      Mr. Pascal Macioce, 41 rue Ybry, 92576 Neuilly-sur-Seine, appointed on 2
July 2003 for a period of six years and expiring at the ordinary general meeting to be convened to approve the financial statements for the fiscal year 2009.

      BEAS (SARL), 7-9 villa Houssay, 92954 Neuilly-sur-Seine, appointed on 2
July 2003 for a period of six years and expiring at the ordinary general meeting to be convened to approve the financial statements for the fiscal year 2009.

6.4   ATTESTATION OF THE PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL
      STATEMENTS

      (FREE TRANSLATION OF A FRENCH LANGUAGE ORIGINAL PREPARED FOR CONVENIENCE
PURPOSE ONLY. ACCOUNTING PRINCIPLES AND AUDITING STANDARDS AND THEIR APPLICATION
IN PRACTICE VARY FROM ONE COUNTRY TO ANOTHER. THE ACCOMPANYING FINANCIAL
STATEMENTS ARE NOT INTENDED TO PRESENT THE FINANCIAL POSITION, RESULTS OF
OPERATIONS AND CASH FLOWS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES AND PRACTICES
GENERALLY ACCEPTED IN COUNTRIES OTHER THAN FRANCE. IN ADDITION, THE PROCEDURES
AND PRACTICES FOLLOWED BY THE INDEPENDENT AUDITORS IN FRANCE WITH RESPECT TO
SUCH FINANCIAL STATEMENTS INCLUDED IN A PROSPECTUS MAY DIFFER FROM THOSE
GENERALLY ACCEPTED AND APPLIED BY AUDITORS IN OTHER COUNTRIES. ACCORDINGLY, THE
FRENCH FINANCIAL STATEMENTS AND THE AUDITORS' REPORT - OF WHICH A TRANSLATION IS
PRESENTED IN THIS DOCUMENT FOR CONVENIENCE ONLY - ARE FOR USE BY THOSE
KNOWLEDGEABLE ABOUT FRENCH ACCOUNTING PROCEDURES, AUDITING STANDARDS AND THEIR
APPLICATION IN PRACTICE.)

      WE DRAW YOUR ATTENTION TO THE NEW REQUIREMENT UNDER THE FRENCH FINANCIAL
SECURITIES ACT OF 1 AUGUST 2003 THAT REQUIRES AUDITORS TO EXPLAIN THEIR
ASSESSMENTS IN THEIR REPORTS ON THE FINANCIAL STATEMENTS OF ALL FRENCH
COMPANIES. SUCH EXPLANATIONS, WHICH HAVE NO EQUIVALENT IN OTHER FINANCIAL
MARKETS, ARE REQUIRED FOR ALL REPORTS, WHETHER OR NOT QUALIFIED.

BARBIER FRINAULT & AUTRES                   DELOITTE & ASSOCIES
ERNST & YOUNG                           Independent Auditors
Independent Auditors                        Members of the Versailles division
Members of the Versailles division          185, avenue Charles-de-Gaulle
41, rue Ybry                                92203 Neuilly-sur-Seine Cedex
92576 Neuilly-sur-Seine Cedex

             OPINION OF THE INDEPENDENT AUDITORS ON THE REFERENCE
             DOCUMENT FILED WITH THE AMF ON 17 JUNE 2004 AND ON THIS
                                     UPDATE

      As independent auditors of ALSTOM and pursuant to article 211-5-2, Book II of the RÈGLEMENT GENERAL of the AUTORITÉ DES MARCHÉS FINANCIERS and professional standards applicable in France, we have performed certain procedures on the information relating to the financial situation and the historical financial statements of the Company contained in the "Reference Document" filed with the
AUTORITÉ DES MARCHÉS FINANCIERS under number D.04-0947 and the update thereto
(the "Update").

      The Chairman and Chief Executive Officer of ALSTOM is responsible for the preparation of these documents. Our responsibility is to report on the fairness of the information presented in these documents relating to the financial situation and the financial statements.

      We issued an opinion on the "Reference Document" dated 17 June 2004, in which we concluded that, based on the procedures performed, we had no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the "Reference Document".

      We have conducted our work in accordance with professional standards applicable in France. Those standards require that we:

       o  verify that no events had occurred after the date of our above-referenced opinion that would call into question the fairness of the presentation of ALSTOM'S financial situation and financial statements contained in the "Reference Document" that has not been updated,

       o  assess the fairness of the information presented relating to the financial situation and the financial statements in the Update and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the Update in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

      The statutory and consolidated financial statements for the year ended 31
March 2002, approved by the Board of Directors, which were subject by us to an audit in accordance with professional standards applicable in France, have been issued with an unqualified opinion on such financial statements.

      The statutory and consolidated financial statements for the year ended 31
March 2003, approved by the Board of Directors, of which the consolidated financial statements were modified on proposal of the Board of Directors on 2
July 2003 and adopted by the Annual General Meeting of the same day, and which were subject by us to an audit in accordance with professional standards applicable in France, have been issued with an unqualified opinion on such financial statements.

      In the report on the statutory financial statements of the Company for the year ended 31 March 2003, without qualifying our opinion, we included the following emphasis of matter:

      WE DRAW ATTENTION TO THE NOTE 1 - "BASIS OF PREPARATION OF THE STATUTORY
      ACCOUNTS" WHICH HIGHLIGHTS THE FUNDAMENTAL PRINCIPLES, THE MAIN

      ASSUMPTIONS AND CERTAIN ADDITIONAL MATTERS USED BY THE BOARD OF DIRECTORS
      TO APPROVE THE STATUTORY FINANCIAL STATEMENTS.

      In the report on the consolidated financial statements of the Company for the year ended 31 March 2003, without qualifying our opinion, we included the following emphasis of matter:

      WE DRAW ATTENTION TO THE NOTE 1(b) - "BASIS OF PREPARATION OF THE
      CONSOLIDATED ACCOUNTS" WHICH HIGHLIGHTS THE FUNDAMENTAL PRINCIPLES, THE
      MAIN ASSUMPTIONS AND CERTAIN ADDITIONAL MATTERS USED BY THE BOARD OF
      DIRECTORS TO APPROVE THE CONSOLIDATED FINANCIAL STATEMENTS.

      In our supplementary report to our report dated 14 May 2003, dated 2 July
2003, without qualifying our opinion, we made the following observations:

      WE DRAW ATTENTION TO THE MAIN MODIFICATIONS TO THE CONSOLIDATED ACCOUNTS
      APPROVED ON 13 MAY 2003 BY THE BOARD OF DIRECTORS: COMPARED TO THE
      ACCOUNTS APPROVED ON 13 MAY 2003, THE PRINCIPAL CHANGES ARE A REDUCTION OF
      SHAREHOLDERS' EQUITY FROM €805 MILLION TO €758 MILLION, AN INCREASE OF THE
      LOSS OF THE YEAR FROM €1,381 MILLION TO €1,432 MILLION AND A REDUCTION OF
      THE OPERATING RESULT OF TRANSPORT SECTOR FROM €49 MILLION (POSITIVE) TO
      €24 MILLION (NEGATIVE).

      WE DRAW ATTENTION TO THE FACT THAT IN HIS PRESENTATION OF 2 JULY 2003 TO
      THE ANNUAL SHAREHOLDERS' MEETING, THE CHAIRMAN AND CEO UPDATED THE
      SHAREHOLDERS ON THE ACTION PLAN RELATED TO THE INDEBTEDNESS, FINANCING AND
      PROGRESS MADE ON THE ASSET DISPOSAL PLAN OF THE COMPANY. THE SUCCESSFUL
      COMPLETION OF THIS PLAN IS ESSENTIAL TO THE DEBT REDUCTION PROGRAM. WE
      HAVE INDICATED THAT IF THESE PLANS WERE TO SUFFER FROM A SIGNIFICANT,
      UNFAVORABLE OUTCOME, WHICH THE COMPANY DOES NOT EXPECT, THE APPLICATION OF
      ACCOUNTING PRINCIPLES GENERALLY APPLICABLE WHERE THE GOING CONCERN
      PRINCIPLE IS APPLICABLE MIGHT NO LONGER BE APPROPRIATE.

      The statutory and consolidated financial statements for the year ended 31
March 2004, approved by the Board of Directors, which were subject by us to an audit in accordance with professional standards applicable in France, have been issued with an unqualified opinion on such financial statements.

      In the report on the statutory financial statements of the Company for the year ended 31 March 2004, without qualifying our opinion, we included the following emphasis of matter:

      WE DRAW YOUR ATTENTION TO THE FACT THAT THE STATUTORY FINANCIAL STATEMENTS
      HAVE BEEN PREPARED ASSUMING THAT ALSTOM WILL CONTINUE AS A GOING CONCERN.
      ALSTOM HAS INCURRED SIGNIFICANT LOSSES AND A HIGH LEVEL OF INDEBTEDNESS AS
      A RESULT OF WHICH ITS ABILITY TO MEET ITS FINANCIAL NEEDS DEPENDS ON THE
      SUCCESSFUL OUTCOME OF THE NEGOTIATIONS CURRENTLY ON-GOING WITH ITS MAIN
      BANKS AND ON THE OBTENTION OF APPROVALS OF THE EUROPEAN COMMISSION AS

      DESCRIBED IN NOTE 1- BASIS OF PREPARATION OF THE STATUTORY ACCOUNTS. THE
      CAPACITY OF ALSTOM TO CONTINUE TO HAVE ACCESS TO BONDING FACILITIES, WHICH
      IS NECESSARY TO OBTAIN NEW ORDERS, IS ALSO CONDITIONAL ON THE FAVORABLE
      OUTCOME OF THOSE NEGOTIATIONS AS DESCRIBED IN THE NOTE 1. WE ALSO DRAW
      ATTENTION ON THE FACT THAT, AS DESCRIBED IN THE NOTES 1 AND 9.B, THE
      ALSTOM BANKS HAVE SUSPENDED UNTIL 30 SEPTEMBER 2004 THE COVENANTS RELATED
      TO EXISTING CREDIT LINES, PENDING THE OUTCOME OF CURRENT NEGOTIATIONS. THE
      STATUTORY FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS TO ASSETS
      AND LIABILITIES THAT MAY POSSIBLY RESULT FROM A NEGATIVE OUTCOME TO THE
      UNCERTAINTY RELATED TO GOING CONCERN ARISING THROUGH THE MATTERS DESCRIBED
      ABOVE.

      In the report on the consolidated financial statements of the Company for the year ended 31 March 2004, without qualifying our opinion, we included the following emphasis of matter:

      WE DRAW ATTENTION TO THE FACT THAT THE CONSOLIDATED FINANCIAL STATEMENTS
      HAVE BEEN PREPARED ASSUMING THAT ALSTOM WILL CONTINUE AS A GOING CONCERN.
      ALSTOM HAS INCURRED SIGNIFICANT OPERATING LOSSES AND A HIGH LEVEL OF
      INDEBTEDNESS AS A RESULT OF WHICH ITS ABILITY TO MEET ITS FINANCIAL NEEDS
      DEPENDS ON THE SUCCESSFUL OUTCOME OF THE NEGOTIATIONS CURRENTLY ON-GOING
      WITH ITS MAIN BANKS AND ON THE APPROVAL OF THE EUROPEAN COMMISSION AS
      DESCRIBED IN NOTE 1.b. THE CAPACITY ALSTOM TO ACCESS TO BONDING, WHICH IS
      NECESSARY TO BOOK NEW ORDERS, IS ALSO CONDITIONAL TO THE FAVORABLE OUTCOME
      OF THOSE NEGOTIATIONS AS DESCRIBED IN THE NOTES 1.b AND 27.a. WE ALSO DRAW
      ATTENTION ON THE FACT THAT, AS DESCRIBED IN THE NOTES 1.b, 22.a AND 29.e,
      THE BANKS OF ALSTOM HAVE SUSPENDED UNTIL 30 SEPTEMBER 2004 THE COVENANTS
      RELATED TO EXISTING CREDIT LINES, PENDING THE OUTCOME OF CURRENT
      NEGOTIATIONS. THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE ANY
      ADJUSTMENTS TO ASSETS AND LIABILITIES, IN PARTICULAR GOODWILL, OTHER
      INTANGIBLE ASSETS AND NET DEFERRED TAX ASSETS THAT ARE STATED ON THE
      BALANCE SHEET AS OF 31 MARCH 2004 FOR, RESPECTIVELY, €3,424, €956 AND
      €1,531 MILLION (SEE NOTES 7, 8 AND 6.c), THAT MAY POSSIBLY RESULT FROM A
      NEGATIVE OUTCOME TO THE UNCERTAINTY RELATED TO GOING CONCERN ARISING
      THROUGH THE MATTERS DESCRIBED ABOVE.

      The pro forma financial statements covering the years ended 31 March 2003 and 31 March 2004 are the responsibility of the Chairman and Chief Executive
Officer and have been reviewed by us in accordance with professional standards applicable in France. Based on our review, the conventions used constitute a reasonable basis for presenting the effects of the disposal of the Small and
Medium Gas Turbines and Industrial Turbines Businesses to Siemens and of the
disposal of the Transmission & Distribution Sector (excluding the Power
Conversion Business) to Areva in the pro forma financial statements covering the years ended 31 March 2003 and 31 March 2004, their reflection in the pro forma financial statements is appropriate and the accounting conventions used are consistent with those followed in preparing the consolidated financial statements as at 31 March 2003 and 31 March 2004.

      The table of activity and financial results presented in the interim consolidated financial statements for the six months ended 30 September 2004, approved by the Board of Directors, has been subject by us to a review in accordance with professional standards applicable in France. Our report on such financial statements did not include any qualification.

      In the review report on the interim consolidated financial statements for the six months ended 30 September 2004, we included the following emphasis of matter:

      WITHOUT QUALIFYING OUR CONCLUSION EXPRESSED ABOVE, WE DRAW YOUR ATTENTION
      TO THE MATTER DISCLOSED IN THE NOTE 2(a) OF THE NOTES TO THE INTERIM
      CONSOLIDATED FINANCIAL STATEMENTS RELATED TO THE FIRST TIME APPLICATION BY
      THE GROUP OF A NEW FRENCH ACCOUNTING STANDARD "RÈGLEMENT CRC 2004-03" OF 4
      MAY 2004.

      Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the "Reference Document" and its Update.

                       Neuilly-sur-Seine, 27 January 2005

                            The Independent Auditors

 BARBIER FRINAULT & AUTRES                              DELOITTE & ASSOCIES
       ERNST & YOUNG

     Gilles Puissochet                                        Alan Glen

      Additional Information

      This Update incorporates by reference the "Reference Document" filed with the AUTORITÉ DES MARCHÉS FINANCIERS under number D.04-0947, which includes:

       o  the reports on the statutory and Consolidated Financial Statements of the Company for the year ended 31 March 2004, which include on pages
          152 and 83, respectively, the justification of our assessments in accordance with the requirements of article L.225-235 of the CODE DE
          COMMERCE.

       o  the independent auditors' report (page 234) prepared in accordance with article L.225-235 of the CODE DE COMMERCE on the report prepared by the Chairman and Chief Executive Officer on the internal control procedures relating to the preparation and processing of financial and accounting information.